Gammon Lake Resources Inc. is a growth-oriented, mid tier gold and silver producer with mining operations in Mexico. Shares of the Company are traded on the Toronto Stock Exchange under the symbol GAM, and on the American Stock Exchange under the symbol GRS. The Company's flagship Ocampo Project achieved commercial production in January 2007. Gammon Lake is targeting combined production of 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver) from the Company's Ocampo and El Cubo mines in 2007, at an average cash cost below US $200 per gold equivalent ounce. The Company remains 100% unhedged, and is well positioned for future growth of mine production, resources and reserves.

1

Highlights from the Past Year	3

Letter from the President	4

Summary of Operations	8

Corporate and Shareholder Information	17

Management Discussion and Analysis	21

Auditor's Report	41

Consolidated Statements of Operations and Deficit	43

Consolidated Statements of Cash Flows	44

Notes to the Consolidated Financial Statements	45

Highlights from 2006

Positive cash flow from operations of C $6.87 million in the fourth quarter of 2006.

Gammon Lake records revenues of C $73 million from the first fill year of pre-commercial production.

Sales of 67,477 gold ounces and 1,888,324 silver ounces (105,243 gold equivalent ounces).

Pre-commercial production cash cost of US $293 per gold equivalent ounce for Ocampo in the fourth quarter of 2006.

First gold-silver pour from the Ocampo Mill facility, September, 2006.

Gammon Lake Resources Inc. and Mexgold Resources Inc. obtain final court approval for a proposed business combination, August, 2006.

First gold-silver pour from the Ocampo Gold-Silver Project, February, 2006.

Gammon Lake acquires an additional 6,000-hectares of mineral property surrounding Ocampo, increasing the project area to more than 10,000 hectares, February 2006.

Open pit mining and heap leach operations commence at the Ocampo Gold-Silver Project, January, 2006.

Subsequent Events

A total of 115 new drill results reported from yearly exploration program at El Cubo, resulting in the newly discovered Ciento Setenta Ocho Vein. Exploration data to be compiled to further expand current resources and reserves at El Cubo, January 2007.

A total of 124 new drill holes reported from Gammon Lake's yearly exploration drilling at Ocampo, January, 2007. Results to be compiled to significantly expand resources and reserves at Ocampo

Gammon Lake reports high grade discoveries in  new areas of the Ocampo underground mines with 767-metres of continuous exploration drifting on underground veins averaging 5.47 grams per tonne silver over average widths of 2.33-metres, January 2007.

Gammon Lake declares commercial production at the Ocampo Gold-Silver Mine, January, 2007.

March 2006

Dear Shareholders,

During the past year Gammon Lake was primarily focused on completing the construction and commissioning of the Company's Ocampo Mine in Chihuahua, Mexico.  With completion of this phase, our focus in 2007 will be on growth of production and growth of resources and reserves. Gammon Lake is targeting an increase in the Company's production profile from 200,000 ounces of gold and 10-million ounces of silver in 2007 to 280,000 ounces of gold and 15-million ounces of silver in 2009 and beyond. The Company intends to achieve this growth through expansion opportunities at the Ocampo Open Pit and Underground mines and El Cubo Underground mine, actively pursuing a potential second underground mine at Ocampo, and advancing aggressive exploration activities at both Ocampo and El Cubo with a commitment to an US $8-million drill program.

Mine Operations

Gammon Lake commenced construction of the Ocampo mine facilities in 2005. From late 2005, through 2006, the Company completed the construction of two major ore processing facilities, including an 11,400 tonne per day crushing and heap leach circuit and a 1,500 tonne per day mill facility. A fourth crusher is being installed in the high grade line of the crusher/heap leach circuit, which will increase the crushing capacity from 11,400 tonnes per day to 13,000 tonnes per day. This expansion is expected to be completed by the third quarter of 2007.

Gammon Lake commenced commissioning of the Ocampo mill with the introduction of low-grade ore in August 2006. The first dore bar was produced from the Ocampo mill in September 2006. Commissioning continued through December with the processing of higher grade ore. In December 2006, Gammon Lake made the necessary modifications to the tailings filter plant, allowing the mill to achieve design capacity of 1,500 tonnes per day.

The Ocampo open pit and heap leach facilities were commissioned in late March 2006, and operated during the construction and commissioning period of the mill facilities. The open pit produced nearly all of the 51,748 ounces of gold and 1,302,807 ounces of silver from Ocampo in 2006. Production from El Cubo for the period August 8, 2006 to December 31, 2006 amounted to 15,729 ounces of gold and 585,517 ounces of silver.

Mexgold Business Arrangement

In May, 2006, Gammon Lake was pleased to announce a proposed business combination with Mexgold Resources Inc., whereby Gammon Lake would acquire all of the outstanding common shares of Mexgold to create a new world-class Mexican gold and silver mining company. We saw this combination as a natural progression for two companies with similar high-quality assets in Mexico, and overlapping management and shareholders.  Mexgold shareholders overwhelmingly approved the business combination in August, 2006 with an unprecedented 99.84% of votes cast by shareholders and option holders, and 99.73% of votes cast by Mexgold minority shareholders voted in favor of the transaction.  The business combination was completed in August, 2006, and has resulted in the creation of an unhedged intermediate gold and silver mining company with substantial long-life production, low cash cost projections, and significant exploration potential, offering shareholders enhanced upside through the joint operation and development of an expanded portfolio of projects in Mexico.

Exploration

With the commissioning phase of the Ocampo mines and ore processing facilities complete and commercial production declared, the Company intends to shift its focus back to exploration. During a period of increased merger and acquisition activity within the mining industry, Gammon Lake is well positioned for future organic growth through further exploration of the Company's existing properties. The Ocampo and El Cubo mining areas are both within well known mining districts, of which our exploration teams estimate only approximately 30% have been subjected to modern exploration techniques. Based on past exploration results, we believe that tremendous exploration potential remains in both districts.

In February, 2006, Gammon Lake was pleased to report that the Company was awarded, through government lottery, an additional 6,000-hectares of land immediately surrounding the Ocampo Project. The consolidation of this new mineral concession with our existing land holdings has resulted in the Company having 100% control of in excess of 10,000-hectares of mineral property in the historic Ocampo Gold-Silver District, and provides Gammon Lake with significant additional prospective ground for future exploration.

During the 2006 exploration program at Ocampo, sill sampling was conducted in new areas of exploration in the Ocampo Underground mine. Samples were collected along twelve sill drives on eight separate structures, over a combined total of767-metres, resulting in average grades of 5.47 grams per tonne gold and 304 grams per tonne silver, over average widths of 2.33-metres. Sills developed on the Rosario and Maria veins were both developed within areas currently classified as Measured and Indicated resources. We were very pleased with the sampling results from these structures, as they provide confirmation of the current underground reserve grade. The remaining ten sill drives were developed in areas outside of the current resources and reserves, or within areas currently classified as Inferred resources. These areas provide excellent potential for future mill tonnage as well as significant potential to add to the Company's underground development program.

Gammon Lake also completed 124 new drill holes at Ocampo in 2006. A total of 109 holes were drilled in the Ocampo Underground Project area, producing 129 mill mining grade intervals averaged 3.60 grams per tonne gold and 228 grams per tonne silver, over average widths of 2.9-metres. In the Ocampo Open Pit Project area, 15 new drill holes were completed, producing 71 intercepts above a 0.2 gram per tonne cut off. The San Ramon and Picacho structures continue to deliver some of the highest grade intercepts in the Open Pit area, with the San Ramon ore body providing the best intercepts to date. Of particular significance were four holes drilled within these two structures that encountered areas of very high grade material that will be directed to the Ocampo mill for processing where projected recovery rates are 96% for gold and 93% for silver, versus 87% for gold and 72% for silver for high grade material stacked on the Ocampo heap leach.

A total of 115 new drill holes were completed at El Cubo last year, as part of the 2006 exploration program. The La Loca Vein has continued to produce high grade intersections, and will remain a primary focus of future exploration work. Historic mining operations at El Cubo were characterized by multiple large bonanza-style discoveries that often had the potential to carry the mine for several years at a time, with little to no exploration work. The La Loca Vein complex bears striking similarities to these historic discoveries. Exploration drilling at El Cubo in 2006 also resulted in the discovery of a new structure, the Cliento Setenta ocho Vein. Initial exploration drilling on this structure returned eight intersections in five drill holes with a weighted average of 2.4-metres, grading 10.81 grams per tonne gold and 753 grams per tonne silver. Further drilling will be conducted on this structure during the 2007 exploration program to better define the full extend of this potential high grade ore body.

The results from the 2006 exploration programs continue to demonstrate the exceptional exploration potential at both the Ocampo and El Cubo Projects. Over the past eight years at Ocampo we have realized an approximately 75% success rate with our exploration drilling programs. In 2007, Gammon Lake will continue an aggressive exploration program at Ocampo including 42,000-metres of drilling, as well as apply our proven exploration techniques at El Cubo through a 30,000-metre drill program. The results of these exploration programs will be compiled to update the current resources at both projects and are expected to result in a significant expansion of resources and reserves.

Social Responsibility

Gammon Lake has long recognized the importance of maintaining positive relationships with both the Federal and State governments in Mexico as well as with the communities in which our projects are located. We are extremely proud to be the first company to adopt the Community Development Model promoted by the Secretary of Industrial Development in the state of Chihuahua, Mexico. Gammon Lake's commitment to the community was formally recognized when Mr. Jose Reyes, Governor of Chihuahua, presented me with the first ever Community Development Model Award during the opening ceremonies of the VI International Mining Conference in Chihuahua City in April, 2006, in recognition of Gammon Lake's unquestionable business responsibility and unconditional support of the community.

As the first full year of commercial production, we expect 2007 to be Gammon Lake's flagship year. Production 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver), as a projected average cash cost below US $200 per gold equivalent ounce, Gammon Lake will, be among one of the lowest cost intermediate gold-silver producers. We would like to thank you, our shareholders for your continued support. Throughout 2007, we will continue to focus on enhancement of shareholder value as we work toward our objectives for growth of production and continued growth of resources.

Sincerely,

Fred George
Chairman & President

Summary of Operations

Ocampo Gold-Silver Mine,
Chihuahua, Mexico

Property

The Ocampo Gold-Silver Mine is located approximately 235-kilometres southwest of the State Capital Chihuahua City, within the Ocampo Municipio in the State of Chihuahua, Mexico. Gammon Lake holds a 100% interest in the Project which consists of 61 mining concessions, encompassing more than 10,000-hectares.

History

The Ocampo district is an important historic mining district, having been the subject of abundant gold and silver exploration since 1804. It is reported that in the period between 1939 and 1941, one portion of a high grade ore shoot in the Plaza de Gallos Mine produced more than 3.8 tonnes of gold and 59 tonnes of silver. Gammon Lake has been actively exploring and developing the Ocampo Project since 1999 culminating with the launch of gold and silver production in January 2006, and the declaration of commercial production in January 2007.

Ocampo Mine Operations

The Ocampo mining operations consist of the Ocampo Open Pit Mine and the Ocampo Northeast Underground Mine. The Ocampo Mines will provide approximately 80% of Gammon Lake's total annual gold and silver production, with targeted production in 2007 of approximately 165,000 gold ounces and 8.3-million silver ounces. Through planned expansion of the Ocampo Mine facilities, including the installation of a fourth crusher in the heap leach circuit and a third tailings filter press in the mill facility, Gammon Lake is targeting an increase in the gold and silver production from Ocampo to 240,000 gold ounces and 11.4-million silver ounces in 2009 and beyond.

The Ocampo Open Pit Mine

Open pit mining utilizes 6 metre benches for ore and waste. Engineering and design at a feasibility study level has been completed for a 4,200,000 tonnes per year open pit mine and heap leach operation. The mining operation will consist of six open pits mined in sequence over the mine life. The ore produced from the pits is sorted at the mine face into high grade ore and low grade ore. Both ore grades are subject to primary crushing, transported via overland conveyor, and stacked on separate stockpiles. Low grade ore is passed through a standard cone crusher, and stacked on the heap leach pad feed stockpile. High grade ore is passed through a standard cone crusher, then a shorthead cone crusher, and then stacked on the heap leach pad feed stockpile. The mixed grades are reclaimed from the heap leach pad feed stockpile, transported via a series of conveyors, and then stacked on the heap leach. Ore on the heap is leached with barren cyanide solution from the mill barren tank, and pregnant heap solution is pumped back to the mill for processing in the Merrill Crowe recovery plant.

The Ocampo Northeast Underground Mine

Gammon Lake has completed in excess of 28-kilometres of development drives on four levels in the Northeast Underground Mine, to date. This development consists of 40 stopes in various stages of development. The Company is utilizing a combination of cut and fill, shrinkage stoping and long hole mining methods at the Ocampo Underground Mine. The mine is operated using standard trackless underground mining equipment and is designed to produce 1,500 tonnes of ore per day. Ore will be hoisted to surface via a mine shaft. The collar of the shaft is adjacent to the crushing and milling area, thus reducing haulage costs. Waste rock from the development haulages and ramps is used as stope backfill wherever possible to minimize haulage costs. Engineering and design at a feasibility study level has been completed for a 525,000 tonne per year conventional Merrill Crowe precious metals recovery plant operation, including two stage crushing and screening, fine ore storage, rod and ball mill grinding, thickening, leaching and recovery systems, and dry-stacked tailings impoundment.

Exploration

Gammon Lake has launched a 42,000-metre exploration drill program and 17,000-metre development program at Ocampo in 2007. The main focus of development will be the Northeast underground mining area, at a rate of 1,000-metres per month, and the development of a decline and drifting along a target vein below the Plaza de Gallos Pit. The Company has targeted the potential for a second underground mine beneath the existing open pit mine. In 2003, the Company performed deep drilling beneath the open pit, some as deep as 300-metres below the depths of the ultimate pit. Management was very encouraged by these results, but ceased drilling on this area due to the high costs associated with these deep drill holes. Upon detailed review of the deep holes, it became evident that the veins continue to depth, and drilling intercepts carried gold and silver grades similar to those being mined in the Northeast Underground area.

Results of Deep Drilling Completed up to 300 Meters Beneath Pit Bottoms

Hole	Interval	Gold	Silver	Gold Equivalent
	(m)	(g/t)	(g/t)	(g/t)
OG-113	1.0	1.57	164	4.85
OG-116	2.0	6.88	424	15.36
OG-119	9.7	3.19	258	8.35
OG-124	3.0	15.26	227	19.80
OG-126	3.0	3.08	452	12.12
OG-132	1.5	5.82	208	9.98
OG-136	1.5	6.04	222	10.48
OG-137	1.0	0.05	406	8.17
OG-138	1.0	7.1	801	23.12
OG-194	1.0	2.26	338	9.02

Gold equivalent values are based on 50 grams of silver = 1 gram of gold, calculated using a gold price of US $600/oz and a silver price of US $12.00/oz

Utilizing the significant amount of data Gammon Lake has now collected on the vein structures in the open pit, a block model of the veins has been prepared to determine their lengths and widths. The Company has commenced driving a ramp, and is approximately 500-metres from intersecting one of the key vein packages below the open pit. Exploration and development of this area will be a primary focus through 2007.  Below is a table that summarizes the number of drill hole, channel and trench samples of greater than 10grams per tonne gold equivalent, encountered within the open pits, to identify areas that will produce very high grade ore for milling recovery. These are substantial, and confirm management's expectations for a potential second underground mine, beneath the open pit area.

Channel, Trench & Drill Samples Above 10 g/t Gold Eq., Taken Within the Current Pits

			Average	Average	Average
	# of	Average	Gold	Silver	Gold Eq.
Open Pit	Samples	Length	Grade	Grade	Grade
	Collected	(m)	(g/t)	(g/t)	(g/t)

Conico	5	5.40	8.82	294	14.70
Picacho	12	4.12	11.13	505	21.23
Refugio	25	4.38	9.00	356	16.12
Plaza de Gallos	27	4.59	17.92	494	27.80
Weighted Average	69	4.49	11.64	405	19.74

Gold equivalent values are based on 50 grams of silver = 1 gram of gold, calculated using a gold price of US $600/oz and a silver price of US $12.00/oz

During the 2006 exploration program at Ocampo, Gammon Lake completed 767-metres of continuous exploration drifting on veins at the Ocampo Northeast Underground Mine. Sill samples were taken along	each vein, every 2.5-metres, and averaged 11.55 grams per tonne gold equivalent (5.47 grams per tonne gold and 304 grams per tonne silver), over average widths of 2.33-metres.

Results from Sill Sampling in the Ocampo Northeast Underground Mine

Level	Vein	Grade (g/t)				Length
		Gold	Silver	Gold Eq.	Width	(m)

1611	San Fernando	6.93	555	18.03	2.28	34
1611	San Fernando	3.86	324	10.34	2.85	95
1611	Rosario	11.27	451	20.29	2.69	36
1611	San Jose	3.89	338	10.65	2.95	55
1611	Balvanera	4.79	361	12.01	2.93	40
1611	Balvanera	2.59	153	5.65	2.80	55
1611	Jesus Maria	5.21	204	9.29	1.48	100
1679	Maria	5.76	267	11.10	1.30	50
1679	San Jose	4.60	107	6.74	1.67	72
1739	San Juan	5.31	252	10.35	2.77	135
1939	Aventurero	6.28	232	10.92	1.43	35
1778	San Juan	5.88	269	11.26	2.59	60
	Weighted Average	5.47	304	11.55	2.33	767

Gold equivalent values are based on 50 grams of silver = 1 gram of gold, calculated using a gold price of US $600/oz and a silver price of US $12.00/oz

Northeast Underground Exploration Drilling Results by Structure

		Average	Average	Average	Average
Structure	# of	Interval Width	Gold	Silver	Gold Equivalent
Name	Intervals	(m)	Grade	Grade	Grade
			(g/t)	(g/t)	(g/t)
Las Animas	35	3.7	5.42	266	10.74
Aventurero	28	2.1	4.56	121	6.98
Balvanera	25	1.6	4.23	140	7.04
La Esperanza	2	1.0	1.85	153	4.90
San Juan	20	3.7	3.10	192	6.98
Los Muertos	3	0.9	2.10	93	3.93
Maria	13	4.8	2.83	353	9.90
San Jose	3	1.5	2.74	202	6.78
	Weighted Average	2.9	3.60	228	8.17

Gold equivalent values are based on 50 grams of silver = 1 gram of gold, calculated using a gold price of US $600/oz and a silver price of US $12.00/oz

The Balvanera structure is open to depth and the remaining structures are open in all directions. Underground exploration activity can be divided into three areas: new vein discoveries, exploration focused on moving Inferred resources into Measured and Indicated, and development of Measured and Indicated resources into Proven and Probable reserves for mining. The San Fernando vein represents a new discovery, not included in the current underground resources and reserves.  Sampling was conducted on the San Jose and Balvanera structures in new areas not included in the current resources and reserves at Ocampo, while samples taken on the Aventurero and San Juan veins were in areas currently classified as Inferred resources. Sills developed on the Rosario and Maria veins were both in areas currently classified as Measured and Indicated resources. The results of sampling on these structures provide confirmation of current reserve grade.

Exploration efforts at Ocampo in 2006 also included the completion of 124 new drill holes, producing 200 intervals with grades above the current 3.0 gram per tonne gold equivalent cut off.  The majority of this drilling was focused in the Ocampo Northeast Underground Mine area, targeting eight specific veins. A total of 109 drill holes completed in this area averaged 8.2 grams per tonne gold equivalent, over average widths of 2.9-metres.

A total of 15 drill holes were completed in the Ocampo Open Pit Mine area, producing 71 intercepts with grades above the 0.20 gram per tonne gold equivalent cut off. The high grade San Ramon ore body continues to provide the best intercepts to date. For example, hold OG-317 contained 21-metres grading 3.2 grams per tonne gold equivalent (1.42 grams per tonne gold and 89 grams per tonne silver), while hold OG-330 contained 14.9-metres of mill feed grade material grading 17.0 grams per tonne gold equivalent (5.74 grams per tonne gold and 566 grams per tonne silver). The San Ramon structure will continue to be a primary exploration target throughout the 2007 exploration campaign.

Upon review of results of the 2006 exploration program, Management recognized that exploration continue to expand the size of the Ocampo mines. These exploration results will be complied and are expected to result in significant expansion of resources and reserves.

In August 2006, Gammon Lake Resources Inc. and Mexgold Resources Inc. entered into a business combination, whereby Gammon Lake acquired all of the outstanding shares of Mexgold and therefore acquired a 100% interest in Mexgold and the Company's El Cubo and Guadalupe y Calvo properties.

El Cubo
Gold-Silver Mine,
Guanajuato, Mexico

Property

The El Cubo Mine is located in the village of El Cubo, approximately 10-kilometres east of the City of Guanajuato, the capital city of the State of Guanajuato, Mexico.  Through the Company's wholly owned subsidiary, Mexgold Resources Inc., Gammon Lake holds a 100% interest in the El Cubo Mine, consisting of 58 mining concessions encompassing more than 8,000-hectares. In 2004, Mexgold further increased its land holding in this area when the Company entered into a lease agreement with Industrias Penoles, S.A. de C.V. for the Las Torres Mines, consisting of a group of four working mines. The Las Torres Mines are immediately adjacent to the El Cubo Mine, and consist of 50 mining concessions, encompassing 6,400-hectares.

History

First discovered in 1548, the Guanajuato mining district is one of Mexico's largest historic gold and silver producers.  Historic reports cite district production of 4-million ounces of gold and 1.2 billion ounces of silver. The El Cubo Mine and adjacent Peregrina Mine account for a significant percentage of the gold that has been produced from the district. The El Cubo Mine, discovered in the late 1700's, is recognized as the most important gold producer within the district.  Historic production grades as El Cubo are estimated at 10 to 50 grams per tonne gold and 150 to 1,000 grams per tonne silver. In 2004, Mexgold Resources entered into a lease agreement with industrias Penoles, S.A. de C.V. for the Las Torres Mill and Mine Complex, consisting of a group of four working mines: Cedros, Peregrina, Apolo and Sirena, This property has been a prolific gold and silver producer in the past, particularly the Peregrina Mine. By unifying El Cubo and Las Torres into a single mining operation, the vast majority of the Guanajuato Mining district has been effectively consolidated.

El Cubo Mine Operations

The El Cubo Mine operates as a multi-level underground mine with access ramps for mobile equipment and two vertical mine shafts for hoisting ore to surface. The El Cubo Mine will provide approximately 20% of Gammon Lake's total annual gold and silver production, with targeted production in 2007 of approximately 47,000 ounces of gold and 1.8-million ounces of silver. Through the planned expansion of tonnage throughput rates at El Cubo over the next three years, Gammon Lake is targeting an increase in the gold and silver production from El Cubo to 57,000 gold ounces and 3.7-million silver ounces in 2009 and beyond

The Cubo Mine employs a combination of cut and fill and shrinkage stoping mining methods. Ore is treated by conventional crushing and grinding, followed by flotation and cyanidation with the gold and silver recovered from solution using the Merrill Crowe process. The ore is treated in a 1,320 tonne per day milling complex. The gold and silver is then recovered from the cyanide solutions and poured into dore bar at the refinery.

Exploration

Exploration work at El Cubo during the 2006 calendar year included the completion of 115 drill holes, producing 62 intervals above a 3.0 gram.  Much of this drilling was conducted on the high grade La Loca-Dolores structure which continues to be a primary exploration target at El Cubo. This vein structure has continued to yield very high grade intercepts and bears striking similarities to historic bonanza-style discoveries, characteristic of El Cubo's historic mining operations.

La Loca - Dolores Exploration Results

						Gold
Hole	From	To	Interval	Gold	Silver	Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)

C-370	205.4	206.7	1.3	1.20	196	5.12
C-371	160.4	162.2	1.8	5.60	316	11.92
C-376	192.0	193.0	1.0	1.87	234	6.55
C-349	186.0	223.0	37.0	0.35	2	0.39	*
C-351	61.5	87.0	25.5	1.14	21	1.56	*
C-365	129.0	148.5	19.5	2.85	40	3.65
C-374	63.3	79.0	15.7	1.50	31	2.12	*
C-398	51.0	54.6	3.6	3.77	239	8.55
and	62.0	64.0	2.0	1.07	105	3.17
C-400	55.0	60.0	5.0	3.65	49	4.63
and	77.3	82.9	5.6	2.00	32	2.64	*
C-403	171.0	175.5	4.5	4.70	92	6.54
C-405	83.3	97.5	14.2	1.67	144	4.55
C-407	69.0	76.5	7.5	3.06	95	4.96
and	79.8	83.7	3.9	2.02	150	5.02
and	103.0	105.8	2.8	1.88	190	5.68
C-411	44.0	48.0	4.0	1.11	9	1.29	*
and	71.2	74.2	3.0	4.16	11	4.38
C-412	47.0	49.5	2.5	4.75	146	7.67
and	77.3	78.0	0.7	3.66	116	5.98
and	80.0	88.0	8.0	2.34	24	2.82	*
C-413	114.0	120.0	6.0	1.06	137	3.80
C-416	139.0	140.0	1.0	0.86	212	5.10
and	155.8	158.4	2.6	2.19	390	9.99
C-417	87.5	90.0	2.5	72.74	703	86.80
and	104.0	105.0	1.0	0.35	216	4.67
C-419	98.0	98.5	0.5	1.39	234	6.07
and	112.8	113.8	1.0	1.74	130	4.34
C-422	96.3	98.0	1.7	1.63	402	9.67
Weighted Average			6.4	2.76	78	4.31

Gold equivalent values are based on 50 grams of silver = 1 gram of gold, calculated using a gold price of US $600/oz and a silver price of US $ 12.00/oz. The widths above are drill intercepts and not necessarily true widths. *Near surface intervals; may be subject to possible open pit mining.

Exploration efforts at El Cubo during the past year also resulted in the discovery of the Ciento Setenta Ocho Vein, an offshoot of the Imaculada Vein. Initial exploration drilling on this structure returned 8 intersections in 5 holes with a weighted average of 2.4-metres grading 10.81 grams per tonne gold and 753 grams per tonne silver, for an average gold equivalent grade of 25.86 grams per tonne. Encouraged by such promising initial results, the Company will conduct further drilling to better define the full extent of this potential high grade ore body. Gammon Lake intends to advance exploration activities at El Cubo in 2007, including a 30,000-metre drill program, for the purpose of expanding production and increasing project resources and reserves.

Vein Ciento Setenta Ocho Exploration Drill Results

						Gold
Hole	From	To	Interval	Gold	Silver	Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)

C-379	109.5	111.5	2.0	33.44	536	44.16
C-390	138.0	139.5	1.5	7.81	94	9.69
C-391	45.0	46.5	1.5	0.02	7340	146.82
and	107.6	113.0	5.4	7.29	134	9.97
and	133.5	138.0	4.5	13.14	246	18.06
C-392	124.0	125.0	1.0	14.25	130	16.85
C-399	115.5	117.9	2.4	6.25	105	8.35
Weighted Average			2.4	10.81	753	25.86

Gold equivalent values are based on 50 grams of silver = 1 gram of gold, calculated using a gold price of US $600/oz and a silver price of US $ 12.00/oz. The widths above are drill intercepts and not necessarily true widths.

Guadalupe y Calvo
Gold-Silver Project
Chihuahua, Mexico

Property

The Guadalupe y Calvo Gold-Silver Project is located immediately to the southwest of the town of Guadalupe y Calvo, in the State of Chihuahua, Mexico, approximately 300-kilometres southwest of the city of Chihuahua. The Project consists of five mineral concessions, encompassing approximately 440-hectares.

History

Guadalupe is a historic mining district known for very high grade ore discoveries in the past.  Bonanza gold and silver grades were first discovered on the property in 1835, and the town of Guadalupe y Calvo was founded shortly thereafter. Historic mining in the area produced approximately 2-million ounces of gold and 28-million ounces of silver at estimated production grades of 37 grams per tonne gold and 870 grams per tonne silver. In 1844, the Mexican government erected a mint onsite in response to the significant gold and silver production from operations in the district.

However, the district was only partially mined. Historic mine operations focused only on the higher grade zones in selected upper portions of the primary high grade structures, and stopped at water table depths of 200- to 250-metres.

Exploration

The Guadalupe y Calvo contains Inferred resources of 1.08-million ounces of gold and 45.6-million ounces of silver (Pincock Allen & Holt, November 2002). This estimate is based on past exploration work conducted on the Rosario and Nankin structures, and does not address other mineralized structures on the property or the potential for significant strike extensions that are known to be present within the project boundaries. Successful exploration results in any of these areas could significantly enhance the overall project potential.

Under the direction of Mexgold Resources, a 30,000-metre exploration drilling program was launched at the Guadalupe y Calvo Project, focused on upgrading and expanding the property's resources. To date, a total of 37 drill holes have been completed, comprising approximately 10,000 metres.

Gold and silver grades from all drill holes completed to date with intercepts above a 3.0 gram per tonne cut off grade average 4.22 grams per tonne gold and 437 grams per tonne silver, over average interval widths of 2.1-metres. Results from drill holes with intercepts above a 0.5 gram per tonne cut off average 0.86 grams per tonne gold and 94 grams per tonne silver, over average interval widths of 11.6-metres.  Gammon Lake believes that continued exploration drilling could significantly enhance the overall project potential, and the Company will be developing a drill program for 2007

Reserves & Resources by Mineral Category

PROVEN & PROVABLE

Project	Tonnes	Gold	Silver	Gold Eq.	Gold	Silver	Gold Eq.
	(000's)	Grade	Grade	Grade	Ounces	Ounces	Ounces
		(g/t)	(g/t)	(g/t)	(000's)	(000's)	(000's)

Ocampo (1)	61,683	1.19	55	2.10	2,360	109,823	4,190
El Cubo (2)	4,650	3.24	183	6.35	484	27,348	950

Total	66,333	1.33	64	2.40	2,844	137,171	5,140

Proven & Provable Reserves are a subset of Measured & Indicated Resources contained in the following table.

MEASURED & INDICATED RESOURCES

Project	Tonnes	Gold	Silver	Gold Eq.	Gold	Silver	Gold Eq.
	(000's)	Grade	Grade	Grade	Ounces	Ounces	Ounces
		(g/t)	(g/t)	(g/t)	(000's)	(000's)	(000's)

Ocampo (1)	83,780	1.07	50	1.90	2,876	133,368	5,097
El Cubo (2)	5,369	4.01	187	7.19	693	32,234	1,242

Total	89,149	1.25	58	2.22	3,569	165,602	6,339

INFERRED RESOURCES

Project	Tonnes	Gold	Silver	Gold Eq.	Gold	Silver	Gold Eq.
	(000's)	Grade	Grade	Grade	Ounces	Ounces	Ounces
		(g/t)	(g/t)	(g/t)	(000's)	(000's)	(000's)

Ocampo (1)	29,326	3,13	172	6.00	2,950	161,885	5,687
El Cubo (2)	7,533	3,51	172	6.44	849	41,703	1,559
Guadalupe (3)	11,800	2.84	120	4.69	1,077	45,600	1,780

Total	89,149	1.25	58	2.22	3,569	165,602	6,339

Notes:

(1) Gold equivalency calculated at US $450/oz gold and US $7.50/oz silver. The full Technical Report on the Ocampo Deposit Mineral Resources and Reserves, dated January 2006, prepared by Mintec, Inc. is available at www.sedar.com

(2) Gold equivalency calculated at US $505/oz gold and US $8.60/oz silver. The full Technical Report on the El Cubo Gold-Silver Mine, dated May 2006, prepared by Glenn R. Clark & Associates Limited and L.R. Kilpatrick Associates Inc. is available at www.sedar.com

(3) Gold equivalency calculated at US $300/oz gold and US $4.61/oz silver. The full Technical Report on the Guadalupe y Calvo Gold-Silver Project, dated November, 2002, prepared by Pincock Allen & Holt is available at www.sedar.com

Subsequent Events

In January 2007, subsequent to year-end, Gammon Lake was pleased to declare commercial production at the Ocampo Gold-Silver Mine. The Company is targeting combined production of 400,000 gold equivalent ounces (200,000 ounces of gold and 10-million ounces of silver) from the Ocampo and El Cubo Mines in 2007.

John C. Thornton is the qualified person for the purposes of the technical information contained in this annual report, pursuant to National Instrument 43-101.

Corporate and Shareholder Information

Corporate Data

Management	Technical Services Office
Fred George, Chairman & President	Gammon Lake USA
Bradley H. Langille, CEO*	3443 North Campbell Avenue
Colin P. Sutherland, CFO	Tucson, AZ 85719 USA
John C. Thornton, COO
Corporate Head Office
*Mr. Brad Langille resigned as CEO on	Gammon Lake Resources Inc.
April 3, 2007. Mr. Russell Barwick was	1601 Lower Water Street
appointed CEO on April 3, 2007.	Suite 402, Summit Place
Halifax, NS B3J 3P6 Canada

Directors	Mailing Address	Shareholder Information
Fred George, Chairman & President	1601 Lower Water Street
Bradley H. Langille, CEO*	Suite 402, Summit Place	Gammon Lake Resources common
Colin P. Sutherland, CFO	PO Box 2067	shares are traded on the
Alejandro Caraveo Vallina	Halifax, NS B3J 3P6 Canada	Toronto Stock Exchange under
Dale M. Hendrick		the symbol GAM and on the
Kent L. Noseworthy	Telephone: (902) 468-0614	American Stock Exchange under
Frank Conte	Fax: (902) 468-0631	the symbol GRS.
Canek Rangel	Email: info@gammonlake.com
	Website: www.gammonlake.com	The Company's filings with
*Mr. Brad Langille resigned as a director		Canadian Securities
of the board on April 3, 2007. Mr.		Commissions may be accessed
Russell Barwick was appointed to the		on SEDAR at www.sedar.com
board of directors on April 3, 2007.
The Company's filings with the
Auditors		US Securities and Exchange
KPMG LLP		Commission may be accessed on
Chartered Accountants		EDGAR at www.edgar.com
Suite 1500 Purdy's Wharf
Tower 1
1959 Upper Water Street
Halifax, NS B3J 3N2
Canada

Bankers
Royal Bank of Canada
5161 George Street
Halifax, NS B3J 1M7
Canada

Office in Mexico
Gammon Lake Mexico, S.A de C.V.
C. Haziendas del Carrizal #3402
Int. 202
Fracc. Las Heciendas III
Chihuahua, Chih. 31238 Mexico

Share Price Performance Graph

The following graph compares the total cumulative return of $100 invested in Gammon Lake's common shares on December 31, 2001 with the cumulative total return for each of the S&P/TSX Gold Index over the five-year period ended December 31, 2006. The table demonstrates what a $100 investment in each of the above mentioned indices and in Gammon Lake common shares, made December 31, 2001, would be worth in each of the five years following the initial investment

Share Details as of
December 31, 2006
Issued and Outstanding: 102,146,108
Fully Diluted: 116,186,450

Index Listings

S&P/TSX Composite Index
S&P/TSX Small Cap Index
ICS Materials Index
AMEX Gold Miners Index

Transfer Agent

Computershare Trust Company
1500 University Avenue
Suite 700
Montreal, QC H3A 3S8 Canada

Annual General Meeting

The Annual and Special Meeting of Gammon Lake Resources Inc. will take place Wednesday, June 6th, 2007 at 9:00 am Eastern Time. The meeting will be held at the Fairmont Queen Elizabeth Hotel in the Saguenay Room, 900 Rene Levesque Blvd., W. Montreal, Quebec, H3B 4A5.

Cautionary Language

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact, included in this document, including, without limitation, statements regarding the annualized production run rate at the Ocampo and El Cubo Mines, potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake Resources, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Lake does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

Cautionary Note to U.S. Investors – Under a Multi Jurisdictional Disclosure System (the "MJDS") adopted by the United States, Gammon Lake is permitted to prepare its mining disclosure in accordance with applicable Canadian securities laws. Consequently, this document referred to herein, may contain disclosure that is different than, or in some cases not permitted by U.S. securities laws. For example, the United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Under Canadian securities laws, Gammon Lake is permitted to use certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in Gammon Lake's Annual Report on Form 40-F (File No. 001-31739), which may be obtained from Gammon Lake, or from the SEC's website at http://www.sec.gove/edgar.shtml.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

April 2, 2007

This management discussion and analysis is made as of April 2, 2007, and should be read in conjunction with the consolidated financial statements of Gammon Lake Resources Inc. (''the Company'') for the year ended December 31, 2006 and the management discussion and analysis and audited financial statements as at and for the five months ended December 31, 2005 and the year ended July 31, 2005, including all accompanying notes to the financial statements. In 2005, the Company changed its year-end from July 31 to December 31 to make the reporting period of the Company consistent with other emerging precious metal producing issuers, and is reporting results for the year ended December 31, 2006.  Unless otherwise stated, gold equivalent ounces are calculated using the ratio of 50:1.  The term ''Feasibility Study'' is used to define the Kappes, Cassidy and Associates feasibility study published in November, 2004.  Results are presented in Canadian dollars, unless otherwise stated. Statements are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

The Company is a growth-oriented public gold and silver production and exploration company listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). The Company completed construction of its Ocampo mine, and announced commercial production in January, 2007.  The Company was producing during the construction and commissioning period in 2006.  2007 is the Company's first full year of commercial production.  The Company expects to produce 400,000 gold equivalent ounces, comprised of 200,000 ounces of gold and 10,000,000 ounces of silver, and expects to realize a cash cost below US$200 per gold equivalent ounce in 2007.  The results of operations for 2006 will differ from previous years as the Company realizes revenue from its operations, and is now a mid-tier producer.  The results of operations for 2005 reflect the Company's exploration and development activities at the Ocampo Project, and therefore the financial results show no current sources of revenue other than interest earned on cash and short-term money-market instruments, all of which were derived from issuances of share capital and long-term debt.

2006 Highlights

-

Records cash cost of US$293 per gold equivalent ounce for Ocampo in fourth quarter 2006.  Company reports cash cost of US$318 per gold equivalent ounce for the three months ended December 31, 2006 and US$355 for the year ended December 31, 2006

-

Records cash flow from operations of $6,871,156 in fourth quarter 2006

-

Records revenues of $73 million in 2006

-

Gold sales of 67,477 gold ounces, and 1,888,324 silver ounces (105,243 gold equivalent ounces)

-

Gammon Lake announces first gold-silver pour from the Mill facility at Ocampo Gold-Silver Project, September, 2006

-

Gammon Lake Resources Inc. and Mexgold Resources Inc. obtain final court approval for the proposed business combination, August, 2006

-

Gammon Lake announces first gold-silver pour at Ocampo Gold-Silver Project, February 2006

-

Gammon Lake announces Open Pit mining and commencement of heap leach operations at Ocampo Gold-Silver Project, January, 2006

Further details on the history of the Company, its mineral properties and the risk factors associated with respect to the Company can be found under the Company's associated documents including its Annual Information Form at www.sedar.com or on the Company's website at www.gammonlake.com

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Outlook, Vision and Strategy

Gammon's outlook and growth strategy is to increase its production profile and reserve base by:

-

expansion opportunities at Ocampo Open Pit mine, Ocampo Underground mine and El Cubo Underground mine

-

advancing exploration activities at both Ocampo and El Cubo with a commitment to an US$8 million drill program, including 42,000 metres at Ocampo and 30,000 metres at El Cubo in 2007

-

actively pursuing a potential second Underground Mine in Ocampo

During 2006, the Company was focused on completing construction at the Ocampo mine.  With construction substantially complete, the Company is now focused on increasing its production profile from 200,000 gold ounces and 10,000,000 silver ounces in 2007 to 280,000 gold ounces and 15,000,000 silver ounces in 2009 and beyond.

Summary of 2006

Statements in this section are subject to the risks and uncertainties identified in the Forward-Looking Statements portion of this document.

2006 was a major turning point for the shareholders, management, employees and board of Gammon Lake Resources Inc. The Company was pleased with its accomplishments in 2006, and is now positioned to be a significant mid-tier producer of gold and silver.  The Company commenced construction of the Ocampo mine in early 2005, with the first foundations poured on site in September, 2005.  During late 2005 and through 2006, the Company completed construction of two major processing facilities including its crushing/heap leach circuit and its 1,500 tonne per day mill facility.  During 2006, through its commissioning period, the Ocampo mine sold 51,748 ounces of gold, and 1,302,807 ounces of silver, or 77,804 gold equivalent ounces.  Production from El Cubo for the period August 8, 2006 to December 31, 2006 equalled 15,729 ounces of gold and 585,517 ounces of silver, or 27,439 gold equivalent ounces.  On a consolidated basis, the Company produced 67,477 ounces of gold and 1,888,324 ounces of silver (105,243 gold equivalent ounces) during 2006.  For fiscal 2007, the Company is targeting production of 400,000 gold equivalent ounces (200,000 ounces of gold, and 10,000,000 ounces of silver).

The Company produced its first dore bar from Ocampo on February 1, 2006 from the heap leach facility.  The Company has been mining in the open pit since January, 2006.  During the year, the Company mined 4,272,625 tonnes of ore and 12,954,869 tonnes of waste, for a 3.03:1 strip ratio.  The Company stacked a total of 2,585,603 tonnes of ore on the heap leach pad with an average grade of 0.94 grams per tonne gold, and 38.88 grams per tonne silver.  During the third quarter, the Company experienced some challenges due to the excessive rainfall in the Ocampo region.  The rainfall received in July and August impaired production from the heap leach pad, and impacted the Company's ability to stack at optimal levels.  Throughout the commissioning process, the Company had made modifications to the crushing facility, and processed in excess of 10,000 tonnes of ore per day in the fourth quarter of 2006.  The Company is installing a fourth crusher in the circuit which will increase the capacity from 11,400 tonnes per day to 13,800 tonnes per day, and expects this work to be completed by Q3 2007.  The Company has recovered a total of 51% of the total gold and 26% of the silver placed on the pad to date.  The heap leach pad contains approximately 24,583 recoverable gold ounces and 1,065,798 recoverable silver ounces as at December 31, 2006.

The Company commenced its commissioning process of the mill in August, 2006 with the introduction of low-grade ore.  Commissioning continued through December with the introduction of higher grade ore.  In December, the Company shut down the mill for two weeks in order to make final modifications to the tailings filter plant.  This allowed the mill to achieve its designed capacity of 1,500 tonnes per day.  During 2006, the Company processed 100,753 tonnes through the mill, with weighted average grades of 3.79 grams per tonne gold, and 199.5 grams per tonne silver (7.78 gold equivalent grams per tonne).  During 2006, the mill produced 9,272 ounces of gold, and 415,584 ounces of silver (17,584 gold equivalent ounces).  There were an additional 1,950 ounces of gold and 155,009 ounces of silver in process at December 31, 2006.  The recoveries in the mill have been at feasibility study levels of 96% on gold and 93% on silver.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

On August 8, 2006, the Company acquired all of the issued and outstanding common shares and options of Mexgold Resources Inc. by way of a plan of arrangement under the Business Corporations Act (Ontario).  Under the terms of the transaction, each Mexgold shareholder, option and warrant holder other than Gammon Lake received 0.47 of a Gammon Lake common share in exchange for each Mexgold common share.  Gammon Lake Resources Inc. issued 21,838,033 common shares and will issue up to an aggregate of 5,498,897 common shares to the holders of Mexgold common share and option holders upon exercise, respectively.  Mexgold warrants will be exercisable to acquire up to an aggregate of 186,120 Gammon Lake common shares.  The highlights of the combined company include:

-

a new world-class mid-tier gold-silver Company with a market cap of in excess of $2.15 billion (using December 31, 2006 closing price)

-

Full production is expected to be in excess of 400,000 gold equivalent ounces per annum commencing in 2007 (200,000 ounces of gold and 10,000,000 ounces of silver), free of hedging

-

Expected low cash costs of below US$200 per gold equivalent ounce

-

A large measured and indicated resource of more than 6.0-million gold equivalent ounces (3.5 million ounces of gold and 165-million ounces of silver) and additional inferred resources of more than 9.0-million gold equivalent ounces (4.9-million ounces of gold and 249-million ounces of silver).  Included within measured and indicated resources are proven and probable reserves of more than 5.0-million gold equivalent ounces (2.8 million ounces of gold and 137-million ounces of silver).

-

Low geopolitical risk

-

Attractive land package

The Company's financial statements for the year ended December 31, 2006 incorporate the results of operations from the El Cubo mine from August 8, 2006 to December 31, 2006.  During this period, El Cubo produced a total of 15,729 ounces of gold and 585,517 ounces of silver (27,439 gold equivalent ounces). Production from El-Cubo in August and September was lower than expected due to an extraordinary number of lightning and rain storms.  The El Cubo mine has low voltage transmission lines that lack proper lightning protection and caused frequent losses of power to the beneficiation plant.  During the month of September, the Company committed to a major upgrade of the electrical distribution system.  The Commission Federal de Electricidad (CFE) has since agreed to provide the Company with a new 115kv line with complete lightning protection to eliminate this problem in the future.  The Company also replaced some bearings in the ball mill which caused a production loss during the month of August.  The Company expects production from the El Cubo mine in 2007 to approximate 83,000 gold equivalent ounces comprised of 47,000 ounces of gold and 1,800,000 silver ounces.

The Company secured US$120 million from Scotia Capital and Societe Generale during 2005 and 2006 to assist in the funding of the Ocampo project.  The Company believes it has sufficient funding to finance ongoing working capital requirements through expected operating earnings in 2007.

The Company has been very successful in the past with its exploration programs, and has committed US$8 million to an exploration program for 2007.  The Company believes the Ocampo, El Cubo and Guadalupe y Calvo properties hold positive future exploration potential.

Current gold and silver prices are particularly attractive to the Company given the feasibility study for the Ocampo mine was done at US$400 per gold ounce and US$6.50 per silver ounce.  The Company's average price for sale of gold during the year was US$606.99 per ounce and US$12.18 per ounce of silver for production from the Company.  The Company is entirely unhedged for its future production enabling it to fully participate in higher gold/silver prices.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Summarized Annual Financial Results

The following selected information has been extracted from the Company's audited consolidated financial statements.

SELECTED ANNUAL INFORMATION	12 months ended	5 months ended	12 months ended
CDN $ unless otherwise stated	Dec 31, 2006	Dec 31, 2005	July 31, 2005

Revenue from mining operations	$72,824,863	-	-
Production costs excluding amortization
and depletion	$43,017,011	-	-
Gold ounces sold	67,477	-	-
Silver ounces sold	1,888,324	-	-
Average realized gold price – US$	$606.99	-	-
Average realized silver price – US$	$12.18	-	-
Net loss	($28,692,380)	$(11,607,510)	$(19,375,595)
Net loss per share, basic and diluted (1)	($0.33)	$(0.16)	$(0.29)
Cash flow used in operations	($22,470,789)	($3,993,150)	($8,975,284)
Total cash costs (per gold equivalent	$355	-	-
ounce) – US$
Cash dividends declared	Nil	Nil	Nil
Total Assets	$835,241,538	$258,955,515	$210,348,878

(1)

Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

Review of Annual Financial Results:

The Company recorded revenues from mining operations of $72,824,863 (five month period ended December 31, 2005 - $Nil, year ended July 31, 2005 - $Nil) on gold sales of 67,477 ounces and silver sales of 1,888,324 ounces.  The Company considered 2006 a significant turning point for the Company, and is now positioned to be a significant mid-tier gold and silver producer in the industry.  The acquisition of Mexgold Resources Inc. in August, 2006 provided the Company with the two producing assets in historically proven districts in the geopolitically stable country of Mexico.  The production costs excluding amortization and depletion for the year ended December 31, 2006 were $43,017,011 (five month period ended December 31, 2005 - $Nil, year ended July 31, 2005 - $Nil), and have demonstrated a trend downward over the year on a non-GAAP cash cost per ounce basis.  The asset base of the Company has grown significantly from 2005, with total assets of $835,241,538 (December 31, 2005 - $258,955,515, July 31, 2005 - $210,348,878), and demonstrates the Company's commitment to growth for its shareholders through the acquisition of Mexgold Resources Inc. and continued development of the mines.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Quarterly Financial Review

SELECTED QUARTERLY	FOR THE QUARTER ENDED
INFORMATION 2006 (2)
	Three months	Three months	Three	Three	Total
	ended	ended	months	months
	31-Mar-06	30-June-06	30-Sept-06	31-Dec-06
CDN$ unless otherwise stated

Revenue from mining operations	$2,088,038	$13,163,868	$18,448,372	$39,124,585	$72,824,863
Production costs	$3,634,615	$4,465,924	$14,235,584	$20,680,888	$43,017,011
Gold ounces sold	2,827	13,672	17,112	33,866	67,477
Silver ounces sold	62,629	251,155	435,554	1,138,986	1,888,324
Average realized gold price – US$	$560.58	$615.97	$604.42	$608.53	$606.99
Average realized silver price – US$	$10.50	$11.45	$11.88	$12.54	$12.18
Net loss	($5,410,149)	($2,445,745)	($16,945,886)	($3,890,600)	($28,692,380)
Net loss per share, basic and diluted	($0.07)	($0.03)	($0.18)	($0.05)	($0.33)
(1)
Cash used in operations	($9,009,603)	($2,031,526)	($18,300,816)	$6,871,156	($22,470,789)
Total cash costs (per gold	- (3)	$219	$502	$318	$355
equivalent ounce) - US$(2)(4)
Cash dividends declared	Nil	Nil	Nil	Nil	Nil

(1)

Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis, as all factors which were considered in the calculation are anti-dilutive.

(2)

Comparative information for 2005 is not presented as the Company commenced production in 2006.

(3)

The Company did not report cash costs in Q1

(4)

The exchange rate to calculate USD equivalent is CDN$1:00 = US$0.858 at December 31, 2006, CDN$1:00 = US$0.8979 at September 30, 2006, and CDN$1:00 = US$0.8931 at June 30, 2006 based on closing interbank rates.

Review of Fourth Quarter Financial Results:

The Company's net loss in the fourth quarter was $3,890,600 on revenue from mining operations of $39,124,585.  The Company recorded its best quarter to date in the fourth quarter of 2006 due in part to the acquisition of Mexgold Resources Inc., and the continued increase in production quarter over quarter from Ocampo.  The Company sold 33,866 ounces of gold and 1,138,986 ounces of silver in Q4, with total sales for the year amounting to 67,477 ounces of gold and 1,888,324 ounces of silver.  The Company's loss per share in Q4 was $0.05 per share.  The Company is also pleased with the drop in cash costs over Q3 2006.  The Company believes that cash costs can continue to decrease, and is focused on achieving its targeted cash cost below US$200 per gold equivalent ounce in 2007.  The Company expected to incur higher cash costs in Q4 as a result of the mill being commissioned, however the costs were in line with the Company's expectations.

The Company poured its first dore bar from Ocampo in February, 2006 and throughout each quarter has demonstrated a significant increase in production and revenue from mining operations.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Results of Operations

Results of Operations – 2006	Ocampo -	El Cubo -
CDN$ unless otherwise stated	Mexico	Mexico	Corporate	Total

Revenue from mining operations	$53,527,140	$19,297,723	-	$72,824,863
Gold ounces sold	51,748	15,729	-	67,477
Silver ounces sold	1,302,807	585,517	-	1,888,324
Net earnings/(loss) before other items	$9,685,415	($4,115,650)	($29,646,946)	($24,077,181)
Production costs	$30,157,684	$12,859,327	-	$43,017,011
Refining costs	$388,632	$207,250		$595,882
Amortization and depletion	$11,061,961	$9,884,598	$318,226	$21,264,785
Total cash costs (per gold equivalent ounce) – US$(1)	$337	$408	-	$355

(1) Total cash cost per ounce is calculated by dividing production costs and refining costs over gold equivalent ounces.  Gold equivalent ounces is calculated using a ratio of silver to gold of 50:1.  The exchange rate to calculate USD equivalent is CDN$1:00 = US$0.858 based on closing interbank rate

Results of Operations – 2006
CDN$ unless otherwise stated
Ocampo - Mexico	Q1	Q2	Q3	Q4

Revenue from mining operations	$2,088,038	$13,163,868	$11,395,607	$26,879,627
Production costs	$3,634,615	$4,465,924	$9,158,177	$12,898,968
Refining costs		$68,124	$148,021	$172,487
Gold ounces sold	2,827	13,672	11,688	23,561
Silver ounces sold	62,629	251,155	252,158	736,865
Total cash costs (per gold equivalent ounce) – US$(1)(2)	-	$219	$502	$293

(1) Total cash cost per ounce is calculated by dividing production costs and refining costs over gold equivalent ounces.  Gold equivalent ounces is calculated using a ratio of silver to gold of 50:1.  The exchange rate to calculate USD equivalent is CDN$1:00 = US$0.858 at December 31, 2006, CDN$1:00 = US$0.8979 at September 30, 2006, and CDN$1:00 = US$0.8931 at June 30, 2006 based on closing interbank rates.

(2) The Company did not report cash costs in Q1-2006

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Results of Operations – 2006			Aug 8, 2006
CDN$ unless otherwise stated	Q1(2)	Q2(2)	to Sept 30,	Q4
El Cubo - Mexico			2006(2)
Revenue from mining operations	-	-	$7,052,765	$12,244,958
Production costs	-	-	$5,077,409	$7,781,918
Refining costs	-	-	$74,562	$132,688
Gold ounces sold	-	-	5,424	10,305
Silver ounces sold	-	-	183,396	402,121
Total cash costs (per gold equivalent ounce) – US$(1)	-	-	$508	$370

(1) Total cash cost per ounce is calculated by dividing production costs and refining costs over gold equivalent ounces.  Gold equivalent ounces is calculated using a ratio of silver to gold of 50:1.  The exchange rate to calculate USD equivalent is C$1:00 = US$0.858 at December 31, 2006, C$1:00 = US$0.8979 at September 30, 2006 based on closing interbank rates.

(2) The Company acquired Mexgold Resources Inc. on August 8, 2006 and is reporting results from acquisition date to December 31, 2006.

Operational Review

Ocampo Mine – Open Pit

2006
Operational Data – Open Pit	Q1	Q2	Q3	Q4	Total –
CDN$ unless otherwise stated					2006

Tonnes of ore mined	234,497	1,005,570	1,260,812	1,771,746	4,272,625
Underground tonnes placed on
heap leach pad	88,309	103,763	66,398	43,870	302,340
Total tonnes of ore processed	300,569	739,275	610,198	935,561	2,585,603
Waste to ore ratio	9.01:1	3.45:1	3.53:1	1.99:1	3.03:1
Average grade of gold	1.49	1.00	0.87	0.76	0.94
processed (grams per tonne)
Average grade of silver
processed (grams per tonne)	57.41	39.14	39.92	32.05	38.88
Gold ounces produced	2,827	13,672	11,376	15,233	43,108
Silver ounces produced	62,629	251,155	242,283	347,841	903,908
Gold ounces sold	2,827	13,672	11,376	14,601	42,476
Silver ounces sold	62,629	251,155	242,283	331,156	887,223

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

2006
Cost Data – Open Pit	2006

Mining cost per tonne of ore and waste – US$	$0.90
Crushing cost per tonne of ore – US$	$1.74
Processing cost per tonne of ore – US$	$1.86

The Company commenced mining in the Open Pit in January, 2006.  During the year the Company mined 4,272,625 tonnes of ore, and 12,954,869 tonnes of waste, or a 3.03:1 strip ratio.  The Company has been reviewing optimization plans on grades and revenues, and during the year placed 302,340 tonnes of ore from the Underground mine on the heap leach pad.  The feasibility study did not review optimization plans for the heap leach or the mill, however the Company has been placing lower grade ore from the Underground on the heap leach pad.  The average grade of Underground ore placed on the heap leach pad was 1.92 g/t gold and 82.70 g/t silver.  The Company has also been directing mill grade ore from the Open Pit to be processed through its mill facilities in order to obtain higher recoveries.

The Company processed a total of 2,585,603 tonnes of ore to the heap leach pad.  The average grade of ore placed on the pad was 0.94 grams per tonne gold, and 38.88 grams per tonne silver.  The Company has experienced quicker leaching of the gold placed on the pad, with the silver taking slightly longer.  The Company maintains column tests on site, and the leach data indicates that silver continues to leach beyond the 140 day cycle.  The Company believes silver recoveries should reach predicted total recovery percentages, however will require additional leach time. The average ore at Ocampo will remain under leach for approximately 36 months.  The rainfall experienced in Q3 had an impact of slowing down the recovery times and impairing steady state on the heap leach pad, however this has since corrected itself over Q4 2006 and into Q1 2007.  The Company reviews the long term viability of processing this ore based on estimates of future gold and silver prices, and a reasonable estimate of processing costs and recoveries associated with the ore.  The Company has determined that $2,256,368 should be written off to production costs to adjust the ore in process to its estimated net realizable value, and has applied this in the fourth quarter.

The Company will commence installing a fourth crusher in the circuit over the coming months.  The additional crusher will expand the capabilities of the crushing unit an additional 1,500 tonnes per day.  The Company made this decision early on since mining in the Open Pit has always exceeded the capabilities of the crushing facility.  The approximate capital costs associated with this project will be US$2.5 million.  This will allow the Company to consistently achieve production output of approximately 13,000-14,000 tonnes per day on the heap leach pad.

Mining cost per tonne of ore in 2006 was approximately 36% above Feasibility Study levels due primarily to higher costs for energy-related consumables, explosives, drill bits and hammers. The costs for consumables have increased considerably in the two years since the Feasibility Study was prepared.  The Company is budgeting US$1.00 per tonne for 2007.

Crushing and processing costs outlined in the Feasibility Study were US$1.82 per tonne.  The Company experienced a significant amount of repairs and modifications to the crushing units during the year, resulting in crushing costs of US$1.74 per tonne.  The units were purchased used, and through 2006 the Company's operations teams became more familiar with the units.  Major improvements in crusher throughput and productivity were realized in the latter half of the year. Crushed tonnes in the third quarter of 2006 dropped significantly due to the excessive rainfall experienced in Q3.  However, in Q4 the crushing operation was able to consistently achieve a targeted rate in excess of 10,000 tonnes of crushed ore per day.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Processing cost per tonne of ore in 2006 was US$1.86 cost per tonne. Processing costs include expenditures incurred with respect to the leach pad, gold recovery plant and refining activities. The expenditures on processing activities continue to be higher than Feasibility Study levels as a result of additional costs associated with using cement on the heap leach pad to assist with agglomeration.  The Company expects crushing and processing costs to be US$3.30 per tonne of ore.

The Company has 1,794,343 tonnes of low grade material in stockpile with average grades of 0.24 grams per tonne gold and 5 grams per tonne silver.  The Company reviews the long term viability of processing this ore based on estimates of future gold and silver prices, and a reasonable estimate of processing costs associated with the ore.  The Company has determined that $1,557,140 should be written off to production costs to adjust the stockpiled ore to its estimated net realizable value. This amount was recorded in the December 31, 2006 financial statements.

Ocampo Mine - Underground

2006
Operational Data – Ocampo					Total –
Underground	Q1	Q2	Q3	Q4	2006

Tonnes of ore mined	136,174	148,212	102,132	85,103	471,621
Tonnes of ore processed	-	-	19,355	81,398	100,753
Average grade of gold
processed (grams per tonne)	-	-	1.60	4.31	3.79
Average grade of silver
processed (grams per tonne)	-	-	84.80	226.82	199.54
Gold ounces produced/in process	-	-	304	11,482	11,786
Silver ounces produced/in process	-	-	10,151	590,958	601,109
Gold ounces sold	-	-	-	9,272	9,272
Silver ounces sold	-	-	-	415,584	415,584

2006
Operational Data – Underground	2006

Mining cost per tonne– US$	$17.53
Processing cost per tonne – US$	$50.54

The Underground operations have continued to expand throughout the year.  The Company currently has in excess of 28 kilometres of underground tunneling complete, comprised of 40 stopes in various stages of development.  During the year, the Company extracted 471,621 tonnes of ore from the Underground.  The Company continues to carry a sufficient stockpile in order to feed in excess of one-month's capacity in the mill.  The Company had 70,348 tonnes of ore in stockpile at December 31, 2006.  Mining rates in 2007 continue at the rate of 45,000 tonnes per month, and the Company is projecting costs of US$18.00 per tonne in 2007.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

The mill commenced its commissioning process in Q3 with the introduction of lower grade ore.  The Company continued to increase the rate of production and grades through Q4.  In the fourth quarter, the Company processed 81,398 tonnes of ore with an average grade of 4.31 g/t gold, and 226.82 g/t silver, or 8.85 gold equivalent grams per tonne.  The Company made some modifications to filter clothes in the latter part of Q4 which temporarily shut-down the mill production.  The mill has been providing feasibility study level recoveries of 96% on gold, and 93% on silver.  Overall costs in the mill are expected to come down significantly, and the Company is projecting US$21 per tonne of ore processed.  During commissioning, the mill had intermittent production which caused an increase in power consumption allocated to the mill.  The Company has also been using sodium metabisulfite to destruct cyanide, and is awaiting its operational permit for sulphur which will also reduce processing costs.  The shaft is nearing completion, and is expected to be commissioned in Q2 2007.  Once the shaft is completed, this will also reduce the costs by approximately US$1.00-$1.50 per tonne for haulage costs.

The Company is also in the process of expanding the current mill design.  The mill was engineered that it could produce 3,000 tonnes per day with the addition of three leach tanks, and a larger motor for the ball mill.  The Company plans to install a third tailings filter press in Q3 2007, which will allow the mill to produce 2,000 tonnes per day.  The Company has ordered the filter press and is finalizing the labour contract to commence this work.  The Company estimates the capital cost of the filter press to be US$2.0-2.5 million.  The Company will aggressively develop the underground operations over 2007 and 2008, and is targeting 3,000 tonnes per day of production in 2009.

El Cubo Mine

Operational Data – El Cubo	Aug 8-	Q4	Total –
	Sept 30,		2006
	2006
Tonnes of ore mined and processed	67,874	112,153	180,027
Average grade of gold processed (grams per tonne)	3.21	2.98	3.07
Average grade of silver processed (grams per tonne)	109.95	116.00	113.99
Recoveries – Au	88.65%	87.57%	88.11%
Recoveries – Ag	87.39%	87.39%	87.39%
Gold ounces produced and sold	5,424	10,305	15,729
Silver ounces produced and sold	183,396	402,121	585,517

2006	2006
Operational Data – El Cubo

Mining cost per tonne– US$	$44.69
Processing cost per tonne – US$	$20.72

During the fourth quarter of 2006, the Company produced 10,305 ounces of gold and 402,121 ounces of silver, or 18,347 gold equivalent ounces.  Revenues from mining operations during the fourth quarter totaled $12,244,958, and production costs totaled $7,781,919 bring year to date revenues from mining operations to $19,297,723 and production costs to $12,859,327.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Results from the El Cubo mine have been mixed.  The mine has faced several challenges related to weather causing power outages, however the Company has been working on a solution with the Comision Federal de Electricidad (CFE) who has agreed to provide the Company with a new 115kv line with complete lightning protection to eliminate this problem in the future.  During the fourth quarter, the Company processed lower grade material through the mill primarily related to the mine plan which impaired production based on internal targets of 7,000 gold equivalent ounces per month.  In the short term, the Company has compensated for lower grades by increasing the tons of material mined.

The long term focus has been on development of higher grade mineralization zones.  The Company has been investing funds in development and exploration activities, and in the fourth quarter advanced its exploration activities by completing 8,672 metres of underground and surface drilling.  There have been some positive developments, including some higher grade sections in the La Loca-Dolores area.  In January, 2007, the Company announced positive drill results from the El Cubo Mine, including Hole C-417 drilled on the La Loca structure returning grades of 72.74 grams per tonne gold and 703 grams per tonne silver over an interval of 2.5 metres.  The Company also announced a newly discovered offshoot of the Imaculada Vein; the Ciento Sententa Ocho Vein which represents a new exploration area of particular significance.  Initial exploration drilling on this structure has returned 8 intersections in 5 holes with a weighted average of 2.4 metres grading 10.81 grams per tonne gold and 753 grams per tonne silver.

The Company is also evaluating the economic impact of old ''rezagas'', defined as fill from older stopes.  Preliminary work has suggested that mineralization exists in the fill, and the Company is doing further work through sampling the areas.  In some areas, the Company has encountered samples up to 2.5 equivalent grams per tonne gold.  As part of the Las Torres agreement, the Company has a 2,200 tonne per day mill which is on care and maintenance and has recently begun processing ore from these areas through the mill.

Expenses
	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

General and administrative	$32,024,366	$12,614,847	$20,131,038
Amortization and depletion	$21,264,785	$212,755	$175,345

General and administrative costs increased significantly from 2005 due to a charge of $17,879,591 related to stock based compensation (five month period ended December 31, 2005 - $6,598,970, July 31, 2005 - $13,974,680).

Amortization and depletion, which relates to mining activities increased to $21,264,785 for the year, compared to $212,755 for the five month period ended December 31, 2005 and $175,345 for the year ended July 31, 2005, primarily as a result of the increased mining activities and assets being commissioned during 2006.  The acquisition of Mexgold Resources Inc. and the resulting fair value allocation to those assets accounted for the increase as well.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Other Income (Expense)
	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Interest on long term debt	($5,977,943)	($242,845)	-
Foreign exchange (loss)/gain	($1,697,560)	$672,524	$312,172
Gain/(loss) on equity investment	$571,062	$210,000	($1,226,000)
Interest and sundry	$890,192	$201,413	$1,423,576

Interest on long term debt increased to $5,977,943 in 2006 from $242,845 in 2005.  The Company secured the US$120 million credit facility with Scotia Capital and Societe Generale in October, 2005, and the resulting interest relates to the debt facility drawings during the year.

The Company's carrying value of its investment of 13,850,000 million shares in Mexgold Resources Inc. was increased by $372,804 due to its equity share of income for the period January 1, 2006 to August 7, 2006 to a carrying value of $18,568,804.  The investment in Mexgold Resources Inc. was eliminated on August 8, 2006 upon the acquisition of all the issued and outstanding common shares, options and warrants of Mexgold Resources Inc. in exchange for common shares, options and warrants of Gammon Lake Resources Inc.

The Company earned interest on short-term investments and sundry income of $890,192 (five month period ended December 31, 2005 - $201,413, July 31, 2005 - $1,423,576) during the year.  Sundry income related to Management Fees to Mexgold Resources Inc. to recover expenditures related to professional fees, travel and general and administrative costs up to the date of acquisition.

Income taxes (recovery)

During the year ended December 31, 2006, the Company realized a future income tax recovery of $1,599,050 (five month period ended December 31, 2005 - $379,000, year ended July 31, 2005 - $421,040).  The Company has implemented tax planning initiatives resulting in the differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward, being more likely than not realized in the future.

Income taxes

The Company is reporting a future income tax expense of $1,598,643 for the three months ended December 31, 2006 and an income tax recovery of $1,599,050 for the twelve months ended December 31, 2006 (five month period ended December 31, 2005 - $379,000, year ended July 31, 2005 - $421,040).  The Company has sufficient loss carryforwards in Mexico and Canada which lower the effective tax rate to zero.  Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Non- GAAP Measure – Total Cash Cost per Gold ounce Calculation

The Company reports total cash costs on a sales basis.  This is a common performance measure but does not have any standardized meaning in the gold mining industry, and is a non-GAAP measure.  The Company follows the recommendations of the Gold Institute standard.  The Company believes, in addition to conventional measures prepared in accordance with GAAP, certain investors use such non-GAAP information to evaluate the Company's performance and ability to generate cash flow.  Accordingly, it is not intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mine to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics.  The following table provides a summary of total cash costs per ounce to the financial statements:

December 31, 2006

Production costs per financial statements	$43,017,011

Refining costs per financial statements	$595,882

$43,612,893

Divided by gold equivalent ounces sold	$105,243

Total cash cost per ounce – CDN $	$414

Total cash cost per ounce – US $	$355

•

Gold equivalent ounces are calculated using the ratio of 50:1

•

CDN$ to USD$ rate conversion = $1 CDN=$0.858 USD, based on December 31, 2006 Interbank closing rate

Liquidity

The Company has been taking measures to improve its liquidity situation.  During the fourth quarter of 2006, the Company commenced negotiations with Scotia Capital and Societe Generale to modify the existing debt facility.  The Company expects to be in a position that renegotiations will be completed by Q2 2007.  The Company has financed the majority of the capital costs for Ocampo with the debt facility.  The debt facility consists of a two-year revolving facility of US$32,500,000, and a three year non-revolving facility of US$87,500,000.  Interest is payable at Prime Rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%.  The Company has met all of the conditions precedent under the facility, and as at December 31, 2006 had drawn US$113,800,000.  The Company believes that the robust economics of the Ocampo deposit will allow it to repay the debt facility over the next two to three years.  The results of operations for the year did result in negative working capital as a result of the aggressive repayment terms outlined in the debt facility, however the Company's projected cash flow in 2007 and beyond are expected to be sufficient in order to realize its current and long term debts and obligations, and working capital requirements.  The Company did report cash flow from operations for the fourth quarter 2006 of $6,871,156, which is positive to the Company.  The Company has substantially completed the Ocampo capital project, and expects the liquidity situation will improve dramatically in 2007. The Company has also been aggressively pursuing its value-added tax claims with the Mexican government.  The Company's balance of cash and cash equivalents as at December 31, 2006 was $4,747,815 (December 31, 2005 - $6,701,543, year ended July 31, 2005 - $35,400,349).  Investments are held in commercial paper discount notes with terms of less than 60 days.  The Company has long-term debt denominated in US dollars and some of the Company's receivables and payables are denominated in Mexican Pesos and US dollars.

A cash flow summary for the Company projected from January 1, 2007 to December 31, 2007 is set forth below:

(US$ millions)
	Project	Current
		2007 (F)

Projected revenue less total cash costs,
excluding amortization and depletion		131
Proceeds from exercise of options		25
Additional financing required		-
Projected capital expenditures	Ocampo Mine	(44)
Projected capital expenditures	El Cubo Mine	(10)
Net		102

(F) = Forecast, net of value added tax

Details of the Company's operating, financing and investing activities and long term debt agreement are provided below, and in conjunction with the financial statements and management discussion and analysis for the year ended December 31, 2006 and the five months ended December 31, 2005.  Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity or capital resources either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in the Company's liquidity and capital resources will be substantially determined by the success or failure of the Company's exploration, development and construction programs on its mineral properties and its ability to obtain equity or other sources of financing.

Cash used in operations for the year ended December 31, 2006 was $22,470,789 (five months ended December 31, 2005 - $3,993,150 and year ended July 31, 2005 - $8,975,284).  The Company allocates current mining costs to ore in stockpiles and ore in process which results in an increase in the inventory values carried from previous years.  Cash provided by operations for the fourth quarter of 2006 was $6,871,156, which represents a positive trend for the Company.

Investing activities for the year ended December 31, 2006 used cash of $102,857,170 (five months ended December 31, 2005 - $66,644,285 and year ended July 31, 2005 - $74,851,117), and included expenditures of $120,409,276 (five months ended December 31, 2005 – $73,623,829, year ended July 31, 2005 - $66,043,615) related to mining interests, related deferred costs and the acquisition of capital assets.  The amounts reflect the construction activities and development of the mining property over 2006 and 2005 as the Company completed construction of the Ocampo project.

Financing activities for the year ended December 31, 2006 was $123,374,231 (five months ended December 31, 2005 - $41,938,629 and year ended July 31, 2005 - $106,205,810), and included borrowings of long term debt of $93,869,892 (five months ended December 31, 2005 - $34,977,000, year ended July 31, 2005 - $Nil).  The Company secured a US$120 million debt facility with Scotia Capital and Societe Generale in October, 2005 and has been drawing funds through 2005 and 2006 for the construction and operations of the Ocampo mine.  The Company also has received proceeds of $18,722,616 (five months ended December 31, 2005 - $7,111,838, year ended July 31, 2005 - $2,274,230) related to the exercise of stock options.  The Company has 12,756,677 options that are in-the-money as at December 31, 2006 that would inject $75,152,112 into the Company if exercised.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Project Development Review

Ocampo Mine

The Company will commence several capital projects in 2007 in order to increase production for 2008 and beyond.  A fourth crusher will be installed at the existing crushing unit which will increase the crushing rate to approximately 13,000-14,000 tonnes per day.  The estimated capital cost will approximate US$2.5 million.  The Company will also commence construction of phase two of its heap leach facilities.  The current heap leach pad can hold approximately 12,000,000 tonnes of ore.  The design and engineering for an additional 20 million tonnes of heap leach production have been completed, and the company has budgeted for US$10.5 million the expansion.  Additional push-back in the Picacho open pit will be performed in 2007.  The Company has secured a contractor to perform these activities, and the current pricing should have very little impact on the cost per tonne.  The Company has budgeted US$4.8 million for these activities in 2007 and US$5.0 million in 2008.  Sustaining capital for the Open Pit is approximately US$7.0 million.

The Company is installing a third tailings filter in the mill which will allow the Company to process 2,000 tonnes per day.  The estimated capital cost will approximate US$2.0-$2.5 million.

The Underground mine will continue to be developed, and the Company has budgeted 17,000 metres of additional development for a total estimated cost of US$8.5 million.  The main focus of development will be on the potential second underground mine at Ocampo beneath the existing Open Pit.  In 2003, the Company performed deep drilling beneath the Open Pit, some as deep as 300 metres below the depths of the ultimate pit.  The results were encouraging, however the Company ceased drilling on this area due to the high costs associated with these deep drill holes.  The Company now has a significant amount of data on the vein structures in the Open Pit, and has block modeled the veins to determine their lengths and widths. The Company has commenced driving a ramp, and is approximately 500 metres from intercepting the vein package below the open pit, and will be focused on the exploration and development in this area through 2007.

The shaft is nearing completion and the Company estimates that additional capital costs of US$1.5 million will be required to complete the shaft.

The Company has also committed US$8 million to a drill program for 2007, of which $5 million is for Ocampo and $3 million for El Cubo.

El Cubo Mine

The Company will be increasing the mill capacity at El Cubo from its existing 1,320 tonnes per day to 1,800 tonnes per day.  The Company expects this to be completed in Q4 2007, and will cost approximately US$1.6-$2.0 million.  The Company is reviewing the electrical upgrade, and the Comision Federal de Electricidad (CFE) has since agreed to provide the Company with a new 115kv line with complete lightning protection to eliminate some of the problems which occurred in Q3 2006.  The Company expects this cost to approximate US$2.4 million.  The Company is also upgrading some of the underground mining equipment, and expects this to approximate US$2.5 million.

Guadalupe y Calvo

The Company has performed a limited amount of drilling at Guadalupe y Calvo, however will be developing a drill program for 2007.  To date, a total of 37 holes have been drilled, comprising approximately 10,000 metres of drilling.  Gold and silver grades from all drill holes to date with intercepts above 3.0 grams per tone cut off, average 4.22 grams per tonne gold and 437 grams per tonne silver, over an average interval of 2.1 metres.  The Guadalupe y Calvo project contains inferred resources of 1.08 million ounces of gold and 45.6 million ounces of silver.  This estimate is based on exploration work completed on the Rosario and Nankin structures and does address other mineralized structures on the property and potential for significant strike extensions that are known to be present within the project boundaries.

The Company believes that successful exploration results in the existing areas where exploration work has been performed could significantly enhance the overall project potential.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Long term debt agreement

A summary of the Company's financial commitments under its long term debt agreement with Soyopa are as follows:

Year
On or before February 16, 2007	US$ 3,500,000
On or before November 23, 2007	US$ 3,500,000

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa the principal amount of US$1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due.  In the event the Company sells or transfers title to the concessions to a third party, the US$7,000,000 or the principal amount remaining, becomes due. The long term debt is secured by a first charge over certain mineral properties, and is non-interest bearing.

In October, 2005, May, 2006 and December, 2006 the Company secured a credit facility with Scotia Capital Inc and Societe Generale.  The facility is secured and consists of a two-year revolving facility of US$32,500,000, and a three-year non-revolving facility of US$87,500,000.  Interest is payable at prime rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%.  The Company has met all of the conditions precedent under the facility, and as at December 31, 2006 had drawn US$113,800,000 (Cdn$132,611,140).  A summary of the Company's financial commitments under its long term debt agreement with Scotia Capital Inc. are as follows:

Year
2007	$65,418,166
2008	$45,317,222
2009	$22,982,306

The Company intends to fund these obligations from a combination of working capital, debt and/or equity financing and cash on hand.

Contractual Obligations

A summary of the Company's contractual obligations is summarized as follows:

Contractual Obligations	Total	<1 year	1-3 years
Long term debt	$145,827,196	$75,427,744	$70,399,452
Interest on long term debt	$11,520,557	$7,516,915	$4,003,642
Capital leases	$6,364,475	$2,637,834	$3,726,641
Future purchase commitments	$Nil	$Nil	$Nil

The Company does not have any contractual obligations which extend beyond 3 years.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Transactions with Related Parties

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors.  The Company also pays a third party company related to a director for the provision of workers in our Mexican operations, and pays a mark-up of cost plus 12.5%. The total costs paid to the company for the provision of workers plus the mark-up of cost was:

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Management fees	$-	$150,737	$278,440
Mining interests & production costs	26,429,650	4,831,617	$4,392,431

	$26,429,650	$4,982,354	$4,670,871

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors.  The Company also pays a third party company related to a director for the provision of mine consumables. The company believes these costs are at fair market value. The total costs paid to the company for the provision of mine consumables was:

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Production costs	$3,450,322	$-	$-

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors.  The Company also pays a third party company related to a director for the provision and construction of production and support facilities. The Company believes these costs are at fair market value. The total costs paid to the company for the provision and construction of production and support facilities was:

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Capital Assets	$1,027,977	$-	$-

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

The amounts owing from related parties are recorded as a receivable and due from related companies on the balance sheet. Related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries, other than the above-noted transactions, which were in the normal course of operations.

Commencing in 2004, the Company has retained mineral exploration and mining contracting services through a Company owned by a related party of a director of the Company.  For the year ended December 31, 2006 these non-arm's length mineral exploration expenditures totalled $26,429,650 (Five months ended December 31, 2005 - $4,831,617, year ended July 31, 2005 - $4,392,431).  These expenditures are recorded at fair value calculated at cost plus 12.5%.  The Company believes that this arrangement gives the Company better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

During the year ended December 31, 2006 Gammon charged a management fee to Mexgold Resources Inc. to recover expenditures related to professional fees, travel, and general and administrative expenses.  The management fees were terminated on August 8, 2006 with the acquisition of Mexgold Resources Inc. by the Company.

Directors and officers of the Company are entitled to hold management incentive stock options.  The Company has a Stock Option Plan for directors, officers, employees and consultants of the Company and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Company's common shares by the persons who are primarily responsible for the management and profitable growth of the Company's business, as well as to provide an additional incentive for superior performance by such persons and attract and retain valued personnel.  The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Company.  A consultant is defined as an individual that is engaged by the Company, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Company's business and affairs.  The definition of consultant also includes an individual whose services are engaged through a personal holding company.  See also ''Results of Operations''.

Critical Accounting Estimates

Management is required to make estimates and assumptions in the preparation of financial statements in conformity with generally accepted accounting principles. A description of the Company's significant accounting policies can be found in note 2 of the Company's consolidated financial statements.

Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by it under provincial and territorial securities legislation or reports that it files or submits under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the applicable time periods, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. As of December 31, 2006 an evaluation was carried out for the first time, under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as a result of a material weakness identified in Gammon Lake's internal controls over financial reporting as described below, disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

(b) Management's Report on Internal Control Over Financial Reporting

Management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Gammon Lake's internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP) and reconciled to US GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The Company acquired Mexgold Resources inc. during 2006 and management excluded from its assessment of the effectiveness of the Company's internal control over the financial reporting as of December 31, 2006, Mexgold Resources Inc.'s internal control over financial reporting associated with total assets of $453,262,506 and total revenues of $19,297,723 included in the consolidated financial statements of the Company as of and for the year ended December 31, 2006.

As of December 31, 2006, management assessed the effectiveness of the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process, management identified a material weakness in internal control over financial reporting as described below.  A material weakness, as defined under standards established in the United States by the Public Company Accounting Oversight Board's (''PCAOB'') Auditing Standard No. 2, is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected.

The Company had insufficient accounting personnel to appropriately review and approve non-routine and complex transactions.  Specifically, this involved accounting for stock option expense and inventory valuation.  This did not result in material errors in Gammon Lake's 2006 consolidated financial statements.  However, this could have resulted in material adjustments to the financial statements and, as a result, there is a more than remote likelihood that a material misstatement of the annual or interim financial statements would not be prevented or detected.

Because of the material weakness described above, management has concluded that as of December 31, 2006, the Company's internal controls over financial reporting were not effective. Notwithstanding the above-mentioned weakness, management has concluded that the Consolidated Financial Statements included in this report fairly present the Company's consolidated financial position and the consolidated results of operations, as of and for the year ending December 31, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting has been audited by KPMG LLP, the Company's independent registered public accounting firm, as stated in their report which is included herein.

(c)  Management's Remediation Plan

Gammon Lake has addressed and will continue to address these control deficiencies by adding accounting and finance personnel with the requisite skills, who are being trained in the Company's reporting procedures and controls.  The following are steps that the Company has taken and is taking to remedy the conditions leading to the above stated material weakness:

•

The Company has hired 2 Corporate Controllers to provide additional review and oversight to the Company's routine and non-routine accounting transactions;

•

The Company has engaged third party experts to provide additional support in the identification and accounting for non-routine transactions;

•

The Company plans to hire additional accounting personnel with strong technical accounting skills to meet the growing needs of the Company's operations and accounting requirements.

GAMMON LAKE RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cautionary Note to US Investors

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  The term ''resources'' does not equate to the term ''reserves'', and U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Polices and Note 2: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States of America (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in the Annual Information Form (AIF). The Company's reporting currency is in Canadian dollars unless otherwise noted.

Cautionary Statement regarding Forward-Looking Statements

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and 10K Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon Lake.  In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver.  These factors are set out in the Company's annual information form.  The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

KPMG LLP
Chartered Accountants
Suite 1500 Purdy's Wharf Tower I	Telephone (902) 492-6000
1959 Upper Water Street	Telefax (902) 429-1307
Halifax NS B3J 3N2	www.kpmg.ca
Canada

AUDITORS' REPORT

To the Shareholders of Gammon Lake Resources Inc.,

We have audited the consolidated balance sheets of Gammon Lake Resources Inc. ("the Company") as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006 and the five month period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and the five month period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2005 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report, dated September 10, 2005.

/s/ KPMG LLP
Chartered Accountants

Halifax, Canada
April 2, 2007

Gammon Lake Resources Inc.
Consolidated Balance Sheets

	December 31	December 31	July 31
	2006	2005	2005

Assets
Current
Cash and cash equivalents	$3,427,063	$6,701,543	$35,400,349
Restricted cash	1,320,752	-	-
Receivables
Commodity taxes	14,036,491	9,558,654	5,332,406
Trade / other	3,506,646	2,747,728	129,772
Inventories:
Supplies	9,525,376	2,056,963	-
Ore stockpiles	5,628,522	-	-
Ore in process	38,773,078	-	-
Prepaids and deposits	903,716	289,736	947,344
Due from related companies	-	626,228	229,700
	77,121,644	21,980,852	42,039,571

Deposits on capital equipment	1,223,154	1,762,696	9,138,768
Long term investment (Note 4)	-	10,632,000	10,422,000
Deferred compensation	997,571	-	-
Long term ore inventory in stockpile	2,380,888	-	-
Mining interests and capital assets (Note 5)	628,592,613	224,579,967	148,748,539
Goodwill	124,925,668	-	-

	$835,241,538	$258,955,515	$210,348,878

Liabilities
Current
Payables and accruals	$35,950,905	$10,552,274	$3,609,306
Current portion of long-term debt and capital leases	78,065,578	24,935,455	-
	114,016,483	35,487,729	3,609,306

Long term debt and capital leases (Note 6)	74,126,093	21,203,828	8,581,300
Employee future benefits (Note 8)	3,757,638	276,126	213,738
Future income taxes (Note 9)	82,149,543	7,336,000	8,121,000
	274,049,757	64,303,683	20,525,344
Shareholders' Equity
Capital stock (Note 10)	551,067,338	218,974,423	204,065,585
Contributed surplus (Note 10)	83,394,693	20,255,279	18,728,309
Deficit	(73,270,250)	(44,577,870)	(32,970,360)
	561,191,781	194,651,832	189,823,534

	$835,241,538	$258,955,515	$210,348,878

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 7)
Subsequent events (Note 17)

On behalf of the Board:   "Fred George"        Director         "Brad Langille"        Director

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Statements of Operations and Deficit

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Revenues from mining operations	$72,824,863	$-	$-

Expenses
Production costs excluding
amortization & depletion	$43,017,011	$-	$-
Refining costs	595,882	-	-
General and administrative	32,024,366	12,614,847	20,131,038
Amortization and depletion	21,264,785	212,755	175,345

	96,902,044	12,827,602	20,306,383

Loss before other items	(24,077,181)	(12,827,602)	(20,306,383)

Interest on long term debt	$(5,977,943)	$(242,845)	$-
Foreign exchange (loss)/gain	(1,697,560)	672,524	312,172
Gain/(loss) on equity investment	571,062	210,000	(1,226,000)
Interest and sundry	890,192	201,413	1,423,576
	(6,214,249)	841,092	509,748

Loss before income taxes	$(30,291,430)	$(11,986,510)	$(19,796,635)

Future income tax recovery (Note 9)	(1,599,050)	(379,000)	(421,040)

Net loss	$(28,692,380)	$(11,607,510)	$(19,375,595)

Loss per share (Note 11)	$(0.33)	$(0.16)	$(0.29)

Deficit, beginning of period	$(44,577,870)	$(32,970,360)	$(13,594,765)

Net loss	(28,692,380)	(11,607,510)	(19,375,595)

Deficit, end of period	$(73,270,250)	$(44,577,870)	$(32,970,360)

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Statements of Cash Flows

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Cashflows from (used in) operating activities
Net loss	$ (28,692,380)	$(11,607,510)	$(19,375,595)
Amortization and depletion	21,264,785	603,245	537,540
Unrealized foreign exchange gain	(2,267,313)	(675,791)	(876,706)
Stock option expense	17,879,591	6,598,970	13,974,680
Employee future benefits	445,022	62,388	-
Future income tax recovery	(1,599,050)	(379,000)	(421,040)
Accrued interest on long term debt	916,415	190,139	-
(Gain)/loss on long term
equity investment	(571,062)	(210,000)	1,226,000
Change in non-cash operating
working capital (Note 14)	(29,846,797)	1,424,409	(4,040,163)

	(22,470,789)	(3,993,150)	(8,975,284)

Cashflows from (used in) investing activities
Acquisition of Investment (Note 3)	(7,375,000)	-	-
Cash acquired on acquisition of Mexgold (Note 3)	23,761,336	-	-
Advances (to) from related companies	626,228	(396,528)	155,001
Decrease/(Increase) in deposits on capital
equipment	539,542	7,376,072	(8,962,503)
Expenditures on mining interests and related
deferred costs and acquisition
of capital assets	(120,409,276)	(73,623,829)	(66,043,615)
	(102,857,170)	(66,644,285)	(74,851,117)

Cashflows from (used in) financing activities
Repayment of capital lease obligation	(2,167,709)	(150,209)	-
Proceeds from long-term debt	93,869,892	34,977,000	-
Repayment from related company advances	12,949,432	-	-
Net proceeds from issuance of capital stock	-	-	103,931,580
Proceeds from exercise of options and warrants	18,722,616	7,111,838	2,274,230
	123,374,231	41,938,629	106,205,810
Net (decrease)/increase in cash and
cash equivalents	(1,953,728)	(28,698,806)	22,379,409

Cash and cash equivalents
Beginning of period	6,701,543	35,400,349	13,020,940

End of period	$ 4,747,815	$6,701,543	$35,400,349

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2006, the five month period ended December 31, 2005 and the year ended July 31, 2005

1. Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). These financial statements are prepared in Canadian dollars unless otherwise stated.

In 2005, the Company changed its year-end from July 31 to December 31. The reason for the change of yearend was to make the reporting period of the Company consistent with other emerging precious metal producing issuers.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The future of the Company is dependent on the successful operation of the mine and mill at its Ocampo and El Cubo operations.

The Company has substantially completed construction activities at the Ocampo Mine. The Company has been crushing ore since January 3, 2006 and produced its first dore bar on February 1, 2006. The Company has completed all the necessary construction to run its crushing facilities, mill and heap leach pad. The Company reached commercial production in January, 2007. During 2006, the Company has been recognizing revenue from the sale of dore bars and has expensed costs related to the production of gold and silver.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Gammon Lake Resources Inc.'s financial position as at December 31, 2006 as well as its operations and cash flows for the year ended December 31, 2006, the five month period ended December 31, 2005 and the year ended July 31, 2005.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V., Gammon Lake Resources (USA) Inc. and Gammon Lake Resources (Barbados) Inc. On August 8, 2006, the Company acquired all of the issued and outstanding shares and options of Mexgold Resources Inc. by way of a plan of arrangement under the Business Corporations Act (Ontario). These consolidated financial statements also include the accounts of Mexgold Resources Inc, and its subsidiaries Compania Minera El Cubo, S.A. de C.V., and Metales Interamericanos, S.A. de C.V., and incorporates the results of operations of these subsidiaries from August 8, 2006.

All significant inter-company balances and transactions have been eliminated on consolidation.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (continued)

Asset retirement obligations

The Company recognizes the fair value of estimated asset retirement obligations on the balance sheet when a reasonable estimate of fair value can be made. The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for the amount. These asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements. The Company has not incurred any asset retirement obligations.

Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations, depletion and amortization calculations; estimates of recoverable gold and other minerals in stockpile and leach pad inventories; estimates of fair value for certain reporting units and asset impairment; write-downs of inventory to net realizable value; post employment, post retirement and other employee future benefits; valuation allowances for future income tax assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers deposits in banks, certificates of deposits and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

Long term investment

Prior to the acquisition of Mexgold Resources Inc. (Note 3), the Company accounted for its investment using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee company and reduced by dividends received.

Mineral properties and related deferred costs

Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production method based on estimated recoverable reserves. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mineral properties and the related deferred costs are recorded, do not necessarily reflect present or future values.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (continued)

The recoverability of the book value of each property is assessed annually for indicators of impairment such as adverse changes to any of the following:

- estimated recoverable ounces of gold
- estimated future commodity prices
- estimated expected future operating costs, capital expenditures and reclamation expenditures

A write-down to fair value is recorded when the expected future cash flow is less than the net book value of the property.

Supplies Inventory, Ore Stockpiles and Ore in Process

Supplies Inventory

Supplies inventory consists of mining supplies and consumables used in the operations of the mines and is valued at the lower of average cost or net realizable value.

Ore Stockpiles

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of containing ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the average cost per recoverable unit.

Ore in Process

The recovery of gold and silver is achieved through a milling and heap leaching process. Under the heap leaching process, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold and silver contained in the ore. The resulting "pregnant" solution is further processed in a plant where the gold and silver is recovered. Costs are added to ore on leach pads and in the mill based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad and in the mill.

Capital assets and amortization

Capital assets are recorded at cost. Amortization is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment	3-4 years
Exploration equipment	5-10 years
Furniture and fixtures	5-10 years
Processing plant	8-9 years
Development equipment	8-9 years
Vehicles	4 years
Buildings	20 years

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (continued) Impairment of long lived assets

An impairment loss will be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company has determined there is no impact on its results of operations and financial position.

Revenue recognition

Revenue is recognized when: (i) persuasive evidence that a sales arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured.

Sale of the dore bars are recorded at the time of shipping to the third-party refinery. Sales are recorded at estimated values by the Company, and are further adjusted based upon final quality assessment and quotations.

Stock based compensation

The Company uses the fair value method of accounting for employee stock-based compensation and other stock-based payments made in exchange for goods and services. All awards made to employees and non-employees are measured and recorded in the financial statements at fair value. The Company's stock option plan is described in Note 10.

Foreign currency transactions

Foreign monetary assets and liabilities and foreign integrated operations are denominated in foreign currencies, and are translated to Canadian dollars at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses in operations are recognized in the period in which they occur.

Income taxes

Income taxes are calculated using the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Loss per common share

Loss per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted loss per common share, when applicable, considers the potential exercise of outstanding options and warrants using the treasury stock method. This method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market price for the periods.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (continued)

Goodwill

The Company allocates goodwill arising from business combinations to reporting units acquired by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit. The difference represents the amount of goodwill allocated to each reporting unit. Based on an independent valuation, the Company calculated the amount of goodwill arising on the Mexgold Resources acquisition, identified the reporting units and allocated goodwill to those reporting units.

The Company will test goodwill for impairment annually. This process will be performed in accordance with the recent accounting pronouncement relating to "Mining Assets – Impairment and Business Combination" (Emerging Issue Committee Abstract 152). This impairment assessment will involve estimating the fair value of each reporting unit that includes goodwill. The Company will compare this fair value to the total carrying amount of each reporting unit (including goodwill). If the fair value exceeds this carrying amount, then the Company will estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference will represent the fair value of goodwill, and if necessary, the Company will reduce the carrying amount of goodwill to this fair value.

Recent accounting pronouncements

i) Financial Instruments – Recognition and Measurement, Section 3855

In 2005 the CICA issued Section 3855, Financial Instruments, Recognition and Measurement. This section establishes for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:

1) financial instruments and non-financial derivatives represent rights or obligations that meet the definition of assets or liabilities and should be reported in the financial statements;

2) the fair value is the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments;

3) only items that are assets or liabilities should be reported as such in financial statements; and

4) special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.

The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's financial position and results of operation.

During 2005, the CICA also issued Section 3861, Financial Instruments – Disclosure and Presentation. This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments, the business purposes they serve, the risks associated with them and management's policies for controlling these risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

2. Summary of significant accounting policies (continued)

ii) Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (AcG-13) "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

iii) Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income represents a change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative investments, and foreign currency gains and losses related to self-sustaining foreign operations. The Company does not believe that it will have any comprehensive income when it adopts this standard commencing January 1, 2007.

3. Business combinations

Acquisition of Mexgold Resources Inc.

On August 8, 2006, the Company acquired all of the issued and outstanding common shares and options of Mexgold Resources Inc. ("Mexgold") by way of a plan of arrangement under the Business Corporations Act (Ontario). Under the terms of the transaction, each Mexgold shareholder, and warrant holder other than Gammon Lake received 0.47 of a Gammon Lake common share in exchange for each Mexgold common share and each Mexgold warrant. Holders of Mexgold options received Gammon Lake options to purchase a proportionate number of Gammon Lake common shares. Gammon Lake Resources Inc. issued 21,838,033 common shares and will issue up to an aggregate of 5,498,897 common shares to the holders of Mexgold common share and option holders upon exercise, respectively. Mexgold warrants will be exercisable to acquire up to an aggregate of 186,120 Gammon Lake common shares, options and warrants.

Accounting for the Mexgold Resources Acquisition

The Mexgold Resources Inc. acquisition has been accounted for as a purchase business combination, with Gammon Lake Resources Inc. as the accounting acquirer. Gammon Lake Resources Inc. acquired Mexgold Resources Inc. on August 8, 2006, with the results of operations of Mexgold Resources Inc. consolidated from August 8, 2006 onwards. The purchase cost was $387 million and was funded through the issuance of Gammon Lake common shares and options to acquire common shares.

The measurement price of $14.13 per common share for the purchase consideration represents the average of the closing price 2 days before and 2 days after of the Company's common shares at August 8, 2006. The fair value of the stock options and warrants outstanding under the Mexgold stock option plan has been recorded using the weighted average strike price and expiration.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

3. Business combinations (continued)

In accordance with the purchase method of accounting, the purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. Gammon Lake determined the fair values based on independent appraisals, discounted cash flows, quoted market prices, and estimates made by management. Gammon Lake recorded the excess of purchase cost over the net identifiable tangible and intangible assets acquired as goodwill which has been allocated to reporting units. This process was performed in accordance with recent accounting pronouncements relating to "Mining Assets and Business Combinations" (CICA Emerging Issues Committee Abstract 152). The amount allocated to goodwill is not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in March 2007, supporting management's allocation of the purchase consideration.

The following table sets the final allocation of the purchase cost to assets and liabilities acquired, based on fair valuations.

Purchase Price Allocation

Cash and cash equivalents	$22,534,836
Restricted funds	1,226,500
Other working capital, net	15,594,978
Deferred stock based compensation	5,428,375
Capital assets	22,400,000
Mining interests	279,543,087
Goodwill	124,925,668
Long term debt	(5,021,186)
Employee future benefits	(3,041,022)
Future income taxes	(76,611,460)

Net assets acquired, at fair value	$386,979,776

Consideration

Common shares representing the shares of Mexgold not already owned	$308,571,406
Stock options and warrants	57,200,050
Transaction costs	3,012,320
Investment in Mexgold previously owned	18,196,000

Total consideration provided	$386,979,776

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

4. Long term investment

In 2005, the Company held 10,900,000 shares of Mexgold Resources Inc. In February, 2006, the Company acquired an additional 2,950,000 shares of Mexgold Resources Inc., representing in total a 23% interest in the issued and outstanding shares of Mexgold Resources Inc. On August 8, 2006, the Company acquired all of the remaining issued and outstanding common shares and options of Mexgold Resources Inc. thereby acquiring 100% ownership (Note 3).

	December 31	December 31	July 31
	2006	2005	2005

Investment in Mexgold Resources Inc.	$12,300,000	$12,300,000	$12,300,000
Cumulative equity share of income/(losses) in
Mexgold Resources Inc.	(1,479,000)	(1,668,000)	(1,878,000)
Additional investment in Mexgold Resources Inc.	7,375,000	-	-
Acquisition of Mexgold Resources Inc.	(18,196,000)	-	-

	$-	$10,632,000	$10,422,000

5. Mining interests & Capital assets

	December 31, 2006			December 31, 2005

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Mining properties	449,060,910	19,355,412	429,705,498	150,193,940	-	150,193,940
Equipment under capital lease	11,233,450	656,512	10,576,938	4,116,614	-	4,116,614
Plant and equipment	213,119,708	24,809,531	188,310,177	71,640,793	1,371,380	70,269,413

	$673,414,068	$ 44,821,455	$ 628,592,613	$ 225,951,347	$ 1,371,380	$ 224,579,967

					July 31, 2005

					Accumulated	Net Book
				Cost	Amortization	Value

Mining properties				115,997,985	-	115,997,985
Equipment under capital lease				-	-	-
Plant and equipment				33,518,941	768,387	32,750,554

				$ 149,516,926	$ 768,387	$148,748,539

The carrying value of mineral properties represents the accumulated costs to date for the acquisition of and exploration and development costs incurred by the Company on its producing mineral properties located in Ocampo and El Cubo, Mexico. Amortization of tangible capital assets does not commence until they are available at the mine site or in use. Depletion of the mineral properties commenced when the Company began production and are depleted using the unit of production method based on estimated proven and probable reserves.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

6. Obligations under capital lease and long-term debt

Consolidated long-term debt and capital leases:

		December 31	December 31	July 31
		2006	2005	2005

a) Total lease payments ending December, 2009		$6,289,876	$2,693,418	$-
b) Other		74,599	117,426	-
c) Soyopa loan		7,848,996	8,161,300	8,581,300
d) Revolving credit facility		133,717,694	35,167,139	-
e) Mining Development Trust Loan		4,078,554	-	-
f) Nacional Financiera SNC		40,463	-	-
g) Nacional Financiera SNC		141,489	-	-

		152,191,671	46,139,283	8,581,300

Less: Current portion		78,065,578	24,935,455	-

		$74,126,093	$21,203,828	$8,581,300

The estimated future minimum lease and debt payments under all facilities are as follows:

2007	$78,065,578
2008	$50,029,639
2009	$24,096,454

		December 31	December 31	July 31
		2006	2005	2005

a) Total lease payments		$6,883,878	$2,961,933	$-

Less: Interest on lease		594,002	268,515	-

Present value of lease payments		6,289,876	2,693,418	-

Less: Current portion		2,594,905	816,793	-

		$3,694,971	$1,876,625	$-

The Company is obligated under capital leases for mobile equipment. All capital leases agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from LIBOR + 2.50% to LIBOR + 2.75%. The estimated future minimum lease payments under the lease are as follows:

2007      $ 2,594,905
2008      $ 2,580,823
2009      $ 1,114,148

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

6. Obligations under capital lease and long-term debt (continued)

	December 31	December 31	July 31
	2006	2005	2005

b) Total lease payments	$79,978	$129,383	$-

Less: Interest on lease	5,379	11,957	-

Present value of lease payments	74,599	117,426	-

Less: Current portion	42,929	42,827	-

	$31,670	$74,599	$-

The Company is obligated under capital leases for computer hardware and software for terms ranging from two to three years. All capital lease agreements provide that the Company can purchase the leased equipment for a nominal amount at the end of the leased term. The estimated future minimum lease payments under the lease are as follows:

2007      $ 42,929
2008      $ 31,670

	December 31	December 31	July 31
	2006	2005	2005
c) Soyopa loan, non-interest bearing, translated to
Canadian dollars at the balance sheet date.	$7,848,996	$8,161,300	$8,581,300

Less: Current portion	$7,848,996	$4,080,650	-

	$-	$4,080,650	$8,581,300

The long term debt payable to Soyopa is non-interest bearing and has been recorded at fair value with terms of repayment as follows:

i.) US $3,500,000 on or before February 16, 2007;

ii.) US $3,500,000 on or before November 23, 2007;

iii.) In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.) In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

On February 16, 2007, the Company repaid US$3,500,000 of the Soyopa loan included in long-term debt in accordance with the terms.

The long term debt is secured by a first charge over certain mineral properties. The estimated future minimum debt payment under the facility is as follows:

2007       $ 7,848,996

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

6. Obligations under capital lease and long-term debt (continued)

	December 31	December 31	July 31
	2006	2005	2005

d) Revolving and non-revolving credit facility	$132,611,140	$34,977,000	$-

Add: Accrued interest	1,106,554	190,139	-

	133,717,694	35,167,139	-

Less: Current portion	65,418,166	20,185,324	-

	$68,299,528	$14,981,815	$-

On October 14, 2005 and May 19, 2006, the Company secured a credit facility with Scotia Capital Inc and Societe Generale. The facility is secured and consists of a two-year revolving facility of US $32,500,000, and a three year non-revolving facility of US $87,500,000. Interest is payable at Prime Rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%. The Company has met all of the conditions precedent under the facility, and as at December 31, 2006 had drawn US $113,800,000.

The estimated future minimum debt payments under the facility are as follows:

2007     $ 65,418,166
2008     $ 45,317,222
2009     $ 22,982,306

e) Mining Development Trust Loan

	December 31	December 31	July 31
	2006	2005	2005

Mining Development Trust Loan	$4,078,554	$-	$-

Less: Current portion	2,039,268	-	-

	$2,039,286	$-	$-

On December 21, 1999, El Cubo entered into a credit agreement with the Mining Development Trust for an amount of US $7,000,000. On December 21, 2003, the loan was restructured to reflect an amended interest rate of LIBOR plus 650 basis points with monthly principal payments of US $145,833 to commence January, 2005. This loan is secured by a first priority mortgage over the rights deriving from El Cubo's mining concession rights, certain machinery and equipment of El Cubo and an industrial mortgage on buildings, machinery and equipment of El Cubo.

The estimated future minimum debt payments under the facility are as follows:

2007     $ 2,039,268
2008     $ 2,039,286

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

6. Obligations under capital lease and long-term debt (continued)

f) Nacional Financiera SNC

	December 31	December 31	July 31
	2006	2005	2005

Other debt	$40,463	$-	$-

Less: Current portion	40,463	-	-

	$-	$-	$-

On September 8, 2005, El Cubo received a loan from Nacional Financiera, S.N.C. of $107,100 (Ps 1,000,000), which was used to finance an energy-saving project. This loan is a non-interest bearing loan, with quarterly payments of Ps125,000 beginning on December 31, 2005, and as of December 31, 2006, the aggregate balance of the loan amounted to $40,463 (Ps 375,000).

The estimated future minimum debt payment under the facility is as follows:

2007    $ 40,463

g) Nacional Financiera SNC

	December 31	December 31	July 31
	2006	2005	2005

Other debt	$141,489	$-	$-

Less: Current portion	80,851	-	-

	$60,638	$-	$-

On September 8, 2005, El Cubo received a loan from Nacional Financiera, S.N.C. of $152,261 (Ps 1,498,628), which was used to finance an energy-saving project. This loan is a non-interest bearing loan, with quarterly payments of Ps 187,329 beginning on November 18, 2006.

The estimated future minimum debt payments under the facility are as follows:

2007     $ 80,851
2008     $ 60,638

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

7. Commitments and contingencies Option and joint venture agreements

a) Minera Fuerte Mayo, S.A. de C.V. ("Fuerte Mayo")/Compania Minera Brenda, S.A de C.V. ("Brenda")

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 was due to Fuerte Mayo upon the sale of the property to a third party. During the year ended July 31, 2005, in consideration for a consulting payment of $250,000 due for services rendered by Fuerte Mayo to the Company, Fuerte Mayo forgave the US $211,526 due upon the sale of the property to a third party.

On February 21, 2003, the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Brenda. The Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of US $2,000,000. An additional US $250,000 is due if, as a result of the exploration of the claims, a minimum mining reserve of two million ounces of equivalent gold are obtained. In the event that the Company were to sell the property, the full US $2,000,000 becomes due and payable at that time. During the year ended December 31, 2006, the Company paid Brenda US $40,000 (December 31, 2005 – $Nil and July 31, 2005 $Nil)

b) Compania Minera Global, S.A. de C.V. ("Global")

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global US $1,000,000.

A summary of the future commitments based on the above noted option and joint venture agreements at December 31, 2006 are set out in the following table:

Agreement	Consideration	Terms
Compania Minera Global, S.A. de C.V.	US $ 1,000,000	Upon sale of the related property
8% of net profits attributable to related mining
Compania Minera, Brenda, S.A. de C.V.	US $ 2,000,000
claims or upon sale of the related property
Compania Minera, Brenda, S.A. de C.V.	US $ 250,000	Upon a minimum proven reserve amount

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

7. Commitments and contingencies (continued)

c) Compania Minera Las Torres S.A. de C.V. ("Las Torres")

In September, 2004, the Company entered into a mining lease agreement with Las Torres. Pursuant to the agreement, the Company acquired the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico, for a five-year period, subject to renewal for a further five-year period. The annual lease payments total US $480,000 for the first year and US $720,000 for each year thereafter. The Company has provided a letter of credit in the amount of US $1 million in favour of the fulfilment of the terms and conditions as set forth in this mining lease agreement.

In addition, the Company is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above US $350 per gold ounce and US $5.50 per silver ounce, with a minimum monthly royalty of US $20,000. The royalty will gradually decrease to a 3.0% net smelter return for sales of gold and silver at or below US $300 per gold ounce and US $5 per silver ounce.

Pursuant to the mining lease agreement with Las Torres, minimum annual lease and royalty payment commitments for successive years approximate:

		Lease	Royalty
		Payments	Payments
		(US $)	(US $)

2007	.	$720,000	$240,000
2008		720,000	240,000
2009		720,000	180,000

		$2,160,000	$660,000

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

8. Employee future benefits

The Company accrues for employee future benefits for contract workers and employees in Mexico paid through an employment services company. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee's most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

The reconciliation of the funded status of the defined benefit plans to the amounts recorded in the financial statements is as follows:

December 31, 2006	Pension	Seniority	Total
	benefit plans	premium	premiums

Projected benefit obligation:
Balance at beginning of period	$316,701	$10,276	$326,977
Foreign exchange adjustment	(5,198)	(168)	(5,366)
Acquisition of Mexgold	2,034,436	1,006,586	3,041,022
Service cost	205,796	106,074	311,870
Interest cost	76,819	31,782	108,601
Actuarial (gain) loss	239,988	(99,946)	140,042

Balance at end of period	$2,868,542	$1,054,604	$3,923,146

Current benefit obligation:
Projected benefit obligation, end of period	$2,868,542	$1,054,604	$3,923,146
Actuarial gain (loss)	(269,134)	103,626	(165,508)

Total accrued liability	$2,599,408	$1,158,230	$3,757,638

Employee future benefit costs recognized during the year are as follows:

Employee future benefits expense:
Service cost	$205,796	$106,074	$311,870
Interest cost	76,819	31,783	108,602
Actuarial (gain) loss	20,006	4,544	24,550

Net expense for the period	$302,621	$142,401	$445,022

Significant assumptions used:
Discount rate	4.00%	4.00%	4.00%

Rate of compensation increase	1.50%	1.50%	1.50%

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

8. Employee future benefits (continued)

The reconciliation of the funded status of the defined benefit plans to the amounts recorded in the financial statements is as follows:

December 31, 2005	Pension	Seniority	Total
	benefit plans	premium	premiums

Projected benefit obligation:
Balance at beginning of period	$230,724	$8,823	$239,547
Service cost	19,787	3,536	23,323
Interest cost	4,232	161	4,393
Actuarial (gain) loss	61,958	(2,244)	59,714

Balance at end of period	$316,701	$10,276	$326,977

Current benefit obligation:
Projected benefit obligation, end of period	$316,701	$10,276	$326,977
Actuarial gain (loss)	(49,972)	(879)	(50,851)

Total accrued liability	$266,729	$9,397	$276,126

Employee future benefit costs recognized during the year are as follows:

Employee future benefits expense:
Service cost	$19,787	$3,536	$23,323
Interest cost	4,232	161	4,393
Actuarial (gain) loss	42,371	4,807	47,178

Net expense for the period	$66,390	$8,504	$74,894

Significant assumptions used:
Discount rate	4.50%	4.50%	4.50%

Rate of compensation increase	1.50%	1.50%	1.50%

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

8. Employee future benefits (continued)

The reconciliation of the funded status of the defined benefit plans to the amounts recorded in the financial statements is as follows:

July 31, 2005	Pension	Seniority	Total
	benefit plans	premium	premiums

Projected benefit obligation:
Balance at beginning of period	$209,270	$4,462	$213,732
Service cost	23,927	4,624	28,551
Interest cost	9,417	201	9,618
Actuarial (gain) loss	519	11	530

Balance at end of period	$243,133	$9,298	$252,431

Current benefit obligation:
Projected benefit obligation, end of period	$243,133	$9,298	$252,431
Actuarial gain (loss)	(37,888)	(805)	(38,693)

Total accrued liability	$205,245	$8,493	$213,738

Employee future benefit costs recognized during the year are as follows:

Employee future benefits expense:
Service cost	$23,927	$4,624	$28,551
Interest cost	9,417	201	9,618
Actuarial (gain) loss	5,556	118	5,674

Net expense for the period	$38,900	$4,943	$43,843

Significant assumptions used:
Discount rate	4.50%	4.50%	4.50%

Rate of compensation increase	1.50%	1.50%	1.50%

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

9. Income taxes

The following table reconciles the expected income tax recovery (payable) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2006, December 31, 2005 and July 31, 2005.

	December 31	December 31	July 31
	2006	2005	2005

Net Loss	$30,291,430	$11,987,000	$19,797,000
Income Tax Rate	38%	38%	38%

Expected income tax recovery based on above rates	11,547,093	4,555,000	7,523,000
Effect of lower tax rates in foreign jurisdictions	(1,579,633)	-	-
Other non-deductible expenses	1,126,237	(113,100)	(399,960)
Adjustment for unrecorded losses	-	428,000	-
Effect of expiry of losses	-	(140,600)	-
Non-deductible stock option expense	(6,815,700)	(2,508,000)	(5,310,000)
Valuation allowance	(2,678,947)	(1,842,300)	(1,392,000)

Provision for income taxes	$1,599,050	$379,000	$421,040

The following reflects future income tax liabilities at December 31, 2006, December 31, 2005 and July 31, 2005

	December 31	December 31	July 31
	2006	2005	2005

Accounting value of mineral properties and related
deferred costs in excess of tax value	$114,607,688	$35,138,000	$26,508,000
Deductible share issue costs	(2,475,800)	(3,099,600)	(2,883,100)
Future employee benefits	(460,979)
Tax value of equity investment in excess of
accounting value	-	(316,900)	(356,800)
Accounting value of foreign denominated debt
in excess of tax value	384,700	656,700	480,700
Non-capital losses carried forward	(43,119,752)	(35,389,900)	(24,245,600)
	68,935,857	(3,011,700)	(496,800)

Valuation allowance	13,213,686	10,347,700	8,617,800

Future income tax liabilities recognized	$82,149,543	$7,336,000	$8,121,000

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

9. Income taxes (continued)

The Company has tax loss carryforwards expiring in the following years:

	Canada	United States	Mexico	Total

2006	$-	$-	$-	$-
2007	249,930	-	-	249,930
2008	861,250	-	-	861,250
2009	2,979,351	-	-	2,979,351
2010	-	-	1,547,790	1,547,790
2011	-	-	49,181	49,181
2012	1,461,209	-	5,601,632	7,062,841
2013	5,523,818	-	15,711,660	21,235,478
2014	6,137,892	-	24,660,167	30,798,059
2015	4,089,216	-	60,682,147	64,771,363
2016	-	-	19,037,348	19,037,348
2026	6,283,192	-	-	6,283,192

	$27,585,858	$-	$127,289,925	$154,875,783

10. Capital stock

a) Authorized:

Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

10. Capital stock (continued)

Issued and outstanding:

		Number of
		Common	Ascribed
		Shares	Value

Balance, July 31, 2004		56,676,724	$98,642,382

Issued during the year ended July 31, 2005
For cash pursuant to private placement		15,715,000	110,005,000
For cash pursuant to exercise of share purchase options		994,800	2,274,230
Less share issue costs		-	(6,856,027)

Balance, July 31, 2005		73,386,524	$204,065,585

Issued during the five month period ended December 31, 2005
For cash pursuant to exercise of share purchase options		2,983,700	9,836,838
Fair value of options exercised		-	5,072,000

Balance, December 31, 2005		76,370,224	$218,974,423

Issued in connection with acquisition of Mexgold Resources Inc.		21,838,033	308,571,406
For cash pursuant to exercise of share purchase options		2,995,555	10,909,629
For cash pursuant to exercise of warrants		942,296	5,102,459
Fair value of warrants exercised		-	3,579,211
Fair value of options exercised		-	3,930,210

Balance, December 31, 2006		102,146,108	$551,067,338

b) Contributed Surplus
December 31		December 31	July 31
	2006	2005	2005

Contributed surplus at beginning of year	$20,255,279	$18,728,309	$3,971,222

Options issued in connection with Acquisition
of Mexgold Resources Inc.	57,200,050	-	-
Add: Stock option expense for the year	13,448,785	6,598,970	14,757,087
Deduct: Fair value of options exercised	(7,509,421)	(5,072,000)	-

Contributed surplus at end of year	$83,394,693	$20,255,279	$18,728,309

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

10. Capital stock (continued)

c) Stock options

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 22,500,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

The increase of the Corporation's Stock Option Plan for directors, officers, employees and consultants by 3,000,000 common shares was approved at the Annual and Special Meeting of the Shareholders held on May 10, 2006. During 2005, the Company had granted 2,555,000 options to directors, officers, employees and consultants, and upon approval at the Annual and Special Meeting of the Shareholders held on May 10, 2006, the options vested. As a result $13,448,785 (December 31, 2006 - $6,614,408 and July 31, 2005 - $13,974,680) was included in general and administrative costs in 2006.

On August 8, 2006, the Company acquired all of the issued and outstanding common shares and options of Mexgold Resources Inc. by way of a plan of arrangement under the Business Corporations Act (Ontario). Under the terms of the transaction, each Mexgold shareholder, option and warrant holder other than Gammon Lake received 0.47 of a Gammon Lake common share in exchange for each Mexgold common share. Gammon Lake Resources Inc. issued 21,838,033 common shares and up to an aggregate of 5,512,997 common shares to the holders of Mexgold common share and option holders upon exercise, respectively. Mexgold warrants will be exercisable to acquire up to an aggregate of 186,120 Gammon Lake common shares.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31	December 31	July 31
	2006	2005	2005

Dividend yield	0%	0%	0%
Expected volatility	43.82%	41.89%	53.00%
Risk free interest rate	3.93%	3.90%	3.47%
Expected life	5 years	5 years	5 years
Weighted average fair value	$ 4.48	$ 2.98	$ 3.09

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

10. Capital stock (continued)

Options

	December 31, 2006		December 31, 2005
	Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of period	9,032,000	$4.75	11,389,500	$4.16
Granted	2,555,000	$9.05	620,000	$9.05
Issued in connection with acquisition
of Mexgold Resources Inc.	5,512,997	$5.40	-	$-
Expired	(64,100)	$(7.90)
Exercised	(2,995,555)	$(3.64)	(2,977,500)	$(3.28)

Outstanding, end of period	14,040,342	$6.30	9,032,000	$4.75

Options exercisable, end of period	12,756,677	$5.97	8,587,000	$4.56

			July 31, 2005
			Weighted Average
			Shares	Exercise Price

Outstanding, beginning of period			9,892,300	$3.44
Granted			2,512,000	$6.27
Issued in connection with acquisition
of Mexgold Resources Inc.			(20,000)	$(5.45)
Expired
Exercised			(994,800)	$(2.29)

Outstanding, end of period			11,389,500	$4.16

Options exercisable, end of period			9,373,500	$3.71

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

10. Capital stock (continued)

During the year ended December 31, 2006, Employees, Consultants, Officers and Directors of the Company exercised 2,995,555 options for total proceeds of $10,909,629. Set forth below is a summary of the outstanding options to purchase common shares as at December 31, 2006.

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	average
		average	remaining		Weighted
	Number	exercise	contractual life	Number	average
Option Price	outstanding	price	(yrs)	exercisable	exercise price

$ 1.01 - $ 1.50	1,633,250	$ 1.06	1.04	1,633,250	$ 1.06

$ 2.51 - $ 3.00	1,524,000	$ 2.60	1.51	1,524,000	$ 2.60

$ 4.51 - $ 5.00	4,700	$ 4.89	2.85	4,700	$ 4.89

$ 5.01 - $ 5.50	2,829,615	$ 5.44	2.42	2,640,606	$ 5.45

$ 5.51 - $ 6.00	1,612,100	$ 5.68	2.10	1,612,100	$ 5.68

$ 6.01 - $ 6.50	1,615,000	$ 6.12	3.09	1,615,000	$ 6.12

$ 6.51 - $ 7.00	321,100	$ 6.59	3.43	224,969	$ 6.60

$ 7.01 - $ 7.50	235,000	$ 7.45	2.19	235,000	$ 7.45

$ 7.51 - $ 8.00	50,000	$ 7.94	2.36	50,000	$ 7.94

$ 9.00 - $ 9.50	470,000	$ 9.05	3.84	470,000	$ 9.05

$ 9.51 - $10.00	90,000	$10.00	3.11	90,000	$10.00

$10.01 - $10.50	555,000	$10.49	4.96	375,500	$10.49

$10.51 - $11.00	3,100,577	$10.64	4.12	2,281,552	$10.64

Totals	14,040,342			12,756,677

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

10. Capital stock (continued)

d) Compensation Warrants

During the year ended July 31, 2005, 314,300 compensation warrants were granted to agents as part of the private placement and were expensed based on the fair value of the warrants on the date granted. As a result, $782,607 was recorded as share issue costs with a corresponding credit to contributed surplus. The fair value of the warrants granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	62.00%
Risk free interest rate	2.88%
Expected life	2 years

A total of 942,296 broker warrants were exercised during the year for total proceeds of $5,102,459. As a result, $3,579,211 representing the fair value of the broker warrants was recorded as capital stock with a corresponding credit to share issue costs. As at December 31, 2006, there are no remaining broker warrants outstanding.

11. Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the year ended December 31, 2006 of 88,025,714 (December 31, 2005 – 73,831,114 and July 31, 2005 – 66,002,431)

Diluted earnings (loss) per share is based on the assumption that options under the stock option plan and warrants have been exercised on the later of the beginning of the year and the date granted. The diluted weighted average number of shares for the year ended December 31, 2006, December 31, 2005 and July 31, 2005 were not presented, as all factors are anti-dilutive.

12. Related party transactions

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision of workers in our Mexican operations, and pays a mark-up of cost plus 12.5%. The total costs paid to the company for the provision of workers plus the mark-up of cost was:

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Management fees	$-	$150,737	$278,440
Mining interests & production costs	26,429,650	4,831,617	4,392,431

	$26,429,650	$4,982,354	$4,670,871

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

12. Related party transactions (continued)

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision of mine consumables. The Company believes these costs are at fair market value. The total costs paid to the company for the provision of mine consumables was:

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Production costs	$3,450,322	$-	-

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision and construction of production and support facilities. The Company believes these costs are at fair market value. The total costs paid to the company for the provision and construction of production and support facilities was:

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Capital Assets	$1,027,977	$-	$-

13. Financial instruments

The Company's financial instruments consisted of cash and cash equivalents, restricted cash, receivables, payables and accruals, long term debt and capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company's receivables and payables are denominated in Mexican Pesos and the Company's long term debt is denominated in United States dollars. Balances are translated at the period end based on the Company's accounting policy as set out in Note 2 to the consolidated financial statements. The long term debt creates a risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not enter into derivative financial instruments to mitigate the foreign exchange risks related to the foregoing items.

The Company estimates that the fair value of its cash and cash equivalents, restricted cash, receivables, and payables and accruals approximate the carrying value of the assets and liabilities. The Company has calculated the fair value of its long term debt and such fair value approximates the carrying value of the debt as disclosed in Note 6.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

14. Supplemental cash flow information
	December 31	December 31	July 31
	2006	2005	2005
Change in non-cash working capital:
Receivables	$(500,309)	$(4,119,204)	$(2,779,637)
Prepaids	(504,766)	657,608	(831,027)
Inventory - Supplies	(5,295,954)	(2,056,963)	-
Inventory - Ore	(37,034,315)	-	-
Payables and accruals	13,488,547	6,942,968	(429,499)

	$(29,846,797)	$1,424,409	$(4,040,163)

Supplemental information
Interest paid	$5,061,528	$242,845	$-
Income taxes paid	-	-	-

Non-cash transactions
Acquisition of assets under capital lease	$5,722,736	$2,810,844	$-

Loan to shareholder pursuant to exercise
of share options	$14,468	$2,725,000	$-

Cash and equivalents
Cash	$4,747,815	$6,701,543	$13,752,796
Temporary money market instruments	-	-	21,647,553

	$4,747,815	$6,701,543	$35,400,349

Temporary money market instruments consisted of commercial paper with terms of less than 30 days, having rates between 2.46%-2.48%. The loan to shareholder pursuant to the exercise of share options is unsecured, non-interest bearing with no set terms of repayment. The loan was subsequently received in February, 2006.

15. Comparative figures

Certain of the comparative figures for December 31, 2005 have been reclassified to conform with the financial statement presentation adopted for December 31, 2006.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

16. Segmented information

On August 8, 2006, the Company acquired all the issued and outstanding common shares and options of Mexgold Resources Inc. (Note 3). With the acquisition of Mexgold Resouces, the Company acquired the El Cubo mine resulting in a separate reportable segment from Ocampo and Other operations.

Operating results by segment:

	December 31, 2006
	Revenue		Amortization		Income (Loss)
	From	Production	Refining	and		Before
	Production	Costs	Costs	Depletion	Other	Other Items
Operating Segments
Ocampo	$ 53,527,140	$ 30,157,684	$ 388,632	$ 11,061,961	$ 2,233,448	$ 9,685,415
El Cubo	19,297,723	12,859,327	207,250	9,884,598	462,197	(4,115,649)
Corporate and other	-	-	-	318,226	29,328,721	(29,646,947)

Total	$ 72,824,863	$ 43,017,011	$ 595,882	$ 21,264,785	$ 32,024,366	$ (24,077,181)

Total assets by segment:
						December 31
						2006
Operating Segments
Ocampo						$ 397,682,176
El Cubo						432,776,015
Corporate and other						4,783,347

Total						$ 835,241,538

17. Subsequent events

Subsequent to year end, 2,948,355 options were exercised by employees, consultants and directors for total proceeds of $26,436,444.

Gammon Lake Resources Inc.

1601 Lower Water Street

Suite 402, Summit Place, PO Box 2067

Halifax, NS Canada B3J 2Z1

Tel: (902) 468-0614
Fax: (902) 468-0631
gammonlake.com